40-33 /6

SUTHERLAND

1275 Pennsylvania Avenue, NW
Washington, DC 20004-2415
202.383.0100 Fax 202.637.3593
www.sutherland.com

ATLANTA
AUSTIN
HOUSTON
NEW YORK
TALLAHASSEE
WASHINGTON DC

CYNTHIA M. KRUS
DIRECT LINE: 202.383.0218
Internet: cynthia.krus@sutherland.com

December 3, 2009

VIA COURIER

Filing Desk
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Form 40-33 - Civil Action Documents Filed on Behalf of Allied Capital Corporation--File No. 814-00138

Ladies and Gentlemen:

On behalf of Allied Capital Corporation, enclosed herewith for filing, pursuant to Section 33 of the Investment Company Act of 1940, are copies of the following documents: (i) Memorandum Opinion and Order granting Defendants' Motion to Dismiss Plaintiffs' First Amended Complaint filed in the United States District Court for the District of Columbia in connection with the case captioned Dana Ross v. Walton, et al., 1:07-CV-00402; (ii) a Verified Shareholder Derivative Complaint filed in the Superior Court of the District of Columbia, captioned Elliot Sandler v. Walton, et al., 0008123-00; (iii) a Class Action and Derivative Complaint filed in the Circuit Court of Montgomery County, Maryland captioned James M. Harris v. Walton, et al., Case No. 322639; (iv) a Plaintiff's Class Action Complaint filed in the Circuit Court for Baltimore City, Maryland, captioned Steven Mervan v. Allied Capital Corporation et al., 24-C-09-007203; (v) a Plaintiff's Class Action Complaint filed in the Circuit Court for Baltimore City, Maryland, captioned Marilyn E. Martin v. Allied Capital Corporation et al., 24-C-09-007462; (vi) a Verified Shareholder Class Action Complaint filed in the Superior Court of the District of Columbia, captioned Montie L. Wienecki v. Allied Capital Corporation et al., 2009 CA 009541; (vii) a Class Action Complaint filed in the Circuit Court for Baltimore City, Maryland, captioned Harvey Minsk et al., v. Allied Capital Corporation et al., 24-C-09-007439; and (viii) a Class Action Complaint filed in the Circuit Court for Baltimore City, Maryland, captioned Lawrence Bezirdjian vs. Walton et al., 24-C-09-007389.

09005692

If you have any questions regarding this submission, please do not hesitate to call me at (202) 383-0218.

Sincerely,

Cynthia M. Krus

Enclosures

UNITED STATES DISTRICT COURT
FOR THE DISTRICT OF COLUMBIA

DANA ROSS, Individually and on Behalf of Others Similarly Situated Plaintiff, v. WILLIAM L. WALTON, PENNY F.ROLL, JOAN M. SWEENEY, and ALLIED CAPITAL CORPORATION. Defendants	)	Civil Action No. 1:07-CV-00402 **MEMORANDUM OPINION AND ORDER**

Introduction

Presently before the Court is Defendants' Motion to Dismiss Plaintiffs' First Amended Complaint. Defendants argue the Complaint ought to be dismissed under Federal Rules of Civil Procedure 12(b)(6) and 9(b) on the following four grounds: (1) Plaintiffs fail to plead particularized facts to show that any defendant misstated or omitted a material fact; (2) even assuming a material misstatement or omission had been pled, Plaintiffs have not satisfied their burden under the Private Securities Litigation Reform Act (PSLRA) 15 U.S.C. § 78u-4(b)(1) to plead particularized facts that defendants acted with *scienter,* or an intent to deceive; (3) Plaintiffs fail to show real economic damages or loss causation; and (4) Plaintiffs cannot establish secondary liability because they have not pled that any individual defendant was either a "control person" or a "culpable participant" in a securities fraud context.

On April 24, 2009, the Court held a hearing on the matter and is prepared to rule on Defendants' Motion.

Factual Background

This case presents a class action lawsuit on behalf of purchasers of the common stock of Allied Capital Corporation (Allied) between November 7, 2005 and January 22, 2007, inclusive (the "Class Period"). Plaintiffs request remedies under the Securities Exchange Act of 1934 (the "SEA") within the scope of the PSLRA.

Allied is a business development corporation with headquarters located in Washington, D.C. Amended Class Action Complaint (Complt.) ¶ 2. Defendants William L. Walton, Penni F. Roll and Joan M. Sweeney are or were officers and/or directors of Allied. Complt ¶ 17. Allied manages and participates in the operation of certain "portfolio companies" which include unconsolidated subsidiaries. Id. at 2. Allied finances the portfolio companies through debt financing in the form of senior loans, second lien debt, and subordinated debt. Id.

One such portfolio company is Business Loan Express ("BLX"), which deals in small business loans guaranteed under the U.S. Small Business Administration's (SBA) Section 7(a) Guaranteed Loan Program. Id. at ¶ 3. BLX and its predecessors were largely owned by Allied since on or about the year 2000. Id. Patrick J. Harrington ("Harrington") was the Executive Vice President of BLX's Troy, Michigan branch office from January 1, 2000 until September 8, 2006. On January 9, 2007, an indictment against Harrington was unsealed in Federal District

Court in Detroit, Michigan (the "Harrington Indictment"). Id. ¶ 10. The Harrington Indictment concerned at least 76 fraudulently originated SBA guaranteed loans with a value of approximately $76,869,200. Id. ¶ 11. On January 11, 2007, Allied issued a press release concerning the Harrington Indictment. Consequently, Plaintiffs allege, the Company's stock price fell closing at $29.40, falling more than $2.00 per share from its previous day's close of $31.58 per share. Id. ¶ 13. The stock was traded more than 5 million shares, ten times its average daily trading volume of approximately 500,000 shares. Id.

Plaintiffs allege that throughout the Class Period, Defendants knowingly or recklessly failed to disclose that Allied's financial condition was inflated, because a substantial amount of the income reported by BLX was from fraudulently procured SBA backed Section 7(a) loans. Id. at ¶ 4. Further, Plaintiffs claim that Defendants misrepresented the nature and scope of the government investigations of both Allied and BLX, by failing to disclose U.S. Attorney's and SBA Office of Inspector General's ("SBA-OIG") investigations in the Eastern District of Michigan concerning the lending activities of BLX's Troy, Michigan office.

Essentially, Plaintiffs allege that Defendants knew of, or were reckless in not knowing, the fraudulent loan origination practices at BLX through the following: (1) discovery demands made by the U.S. Attorney's Office not later than December, 2004; (2) letters provided to Allied's board not later than March 11, 2005 by an investment firm; (3) government interviews and testimony provided by Allied and BLX employees, including grand jury testimony by a BLX principal in October of 2005; and (4) Defendants' managerial involvement in BLX. Id. ¶ 5. Plaintiffs argue that Allied set forth optimistic and inflated projections (misstatements) despite the fact that they were the result of fraudulent loan practices at BLX.

Subsequent to filing Defendants' Motion to Dismiss, Harrington pled guilty in U.S. District Court for the Eastern District of Michigan to a two count superceding indictment for conspiracy to defraud the United States and making false declarations to a grand jury. *See* Defendants' Notice of Supplemental Authority p.2 [Doc. No. 35], United States v. Harrington, 06-cr-20662 (E.D. Mich. 2008). In a sentencing memorandum, Harrington's attorney represents that the Government sought to implicate the senior managers at BLX, by way of Harrington, suggesting a possible significant reduction in his sentence. Id. (Exhibit 2). However, Harrington could provide no assistance to the Government. In support, Harrington provided a privately administered polygraph examination which indicated he was telling the truth that no one above him at BLX knew or was involved in his fraudulent activities. Id. Ultimately, Harrington was sentenced to 120 months in prison and ordered to pay $30 million in restitution to BLX. Id. (Exhibit 3, Court's Sentencing Memorandum).

Standard

Rule 12(b)(6) of the Federal Rules of Civil Procedure allows dismissal of a complaint if plaintiffs fail "to state a claim upon which relief can be granted." Fed.R.Civ.P. 12(b)(6). In Bell Atlantic Corp. v. Twombly, 550 U.S. 544 (2007), the Supreme Court clarified the standard of pleading that plaintiffs must meet in order to survive a motion to dismiss under Rule 12(b)(6). The Court noted that "Federal Rule of Civil Procedure 8(a)(2) requires only 'a short and plain statement of the claim showing that the pleader is entitled to relief,' in order to 'give the defendant fair notice of what the ... claim is and the grounds upon which it rests[.]' " Id. at 555 (quoting Conley v. Gibson, 355 U.S. 41, 47 (1957)); see also Aktieselskabet AF 21 v. Fame Jeans Inc., 525 F.3d 8, 15 (D.C.Cir.2008). Although "detailed factual allegations" are not necessary to withstand a Rule 12(b)(6) motion to dismiss, to provide the "grounds" of "entitle[ment] to relief," plaintiffs must furnish "more than labels and conclusions" or "a formulaic recitation of the elements of a cause of action." Bell Atlantic Corp. v. Twombly, 550 U.S. at 555; see also Papasan v. Allain, 478 U.S. 265, 286 (1986). The Court stated that there was no "probability requirement at the pleading stage," Bell Atlantic Corp. v. Twombly, 550 U.S. at 556, but "something beyond ... mere possibility ... must be alleged[.]" Id. at 557-58. The facts alleged in the complaint "must be enough to raise a right to relief above the speculative level," id. at 555, or must be sufficient "to state a claim for relief that is plausible on its face." Id. at 570. The Court referred to this newly clarified standard as "the plausibility standard." Id. at 560 (abandoning the "no set of facts" language from Conley v. Gibson). According to the D.C. Circuit, Twombly "leaves the long-standing fundamentals of notice pleading intact." Aktieselskabet AF 21 v. Fame Jeans Inc., 525 F.3d at 15.

Nevertheless, the Court need not accept inferences drawn by plaintiffs if those inferences are unsupported by facts alleged in the complaint; nor must the Court accept plaintiffs' legal conclusions. *See* Browning v. Clinton, 292 F.3d 235, 242 (D.C.Cir.2002).

Heightened Pleading Requirements under the PLSA.

Historically, "[t]o state a claim for securities fraud under Rule 10b-5, a plaintiff must allege that the defendant knowingly or recklessly made a false or misleading statement of material fact in connection with the purchase or sale of a security, upon which plaintiff reasonably relied, ... proximately causing his injury." Kowal v. MCI Communications Corp., 16 F.3d 1271, 1276 (D.C. Cir 1994). Congress enacted the Private Securities Litigation Reform Act of 1995 (PSLRA), as a check against abusive litigation by private parties. Under the PSLRA, Congress requires exacting heightened standards of pleading for security fraud cases. The PLSRA requires plaintiffs to state with particularity both the facts constituting the alleged violation, and the facts evidencing scienter, i.e., the defendant's intention "to deceive, manipulate, or defraud." Ernst & Ernst v. Hochfelder, 425 U.S. 185, 194, and n. 12, 96 S.Ct. 1375, 47 L.Ed.2d 668 (1976); *see* 15 U.S.C. § 78u-4(b)(1),(2). The PSLRA's heightened pleading instructions require that any private securities complaint alleging that the defendant made a false or misleading statement: (1) "specify each statement alleged to have been misleading [and] the reason or reasons why the statement is misleading," 15 U.S.C. § 78u-4(b)(1); and (2) "state with particularity facts giving rise to a strong inference that the defendant acted with the required state of mind," § 78u-4(b)(2). Plaintiffs must also allege facts sufficient to show that the defendants had knowledge that the statements were false at the time they were made. *See* Jacobs v. Coopers & Lybrand, L.L.P., No. 97 CIV 3374(RPP), 1999 WL 101772, at *16-17 (S.D.N.Y. Mar. 1, 1999).

Discussion

A. Material Misstatement

Defendants first argue that Plaintiffs fail to plead a misstatement or omission with particularity as required by Fed.R.Civ. P. 9(b). Because a claim under § 10(b) involves fraud, Fed.R.Civ.P. 9(b) requires plaintiffs to plead "the circumstances constituting fraud" with particularity. To satisfy this requirement, plaintiffs must "state the time, place, and content of the false misrepresentations, the fact misrepresented and what was retained or given up as a consequence of the fraud." Kowal, 16 F.3d at 1278 (citation omitted)[1].

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[1] Plaintiff's claim is based largely on alleged false or misleading statements and certifications made by Allied. Generally, projections and statements of optimism are false and misleading for the purposes of the securities laws if they were issued without good faith or

Basically, Plaintiffs' 114 page complaint recites nearly every public statement or Sarbanes- Oxely certification made by Allied and concludes that each statement was, "knowingly or recklessly false or misleading" because of the fraudulent loan activities of BLX. However, Defendants argue, Plaintiffs fail to set forth or allege that Allied knew those representations to be false *at the time they were made.* In turn, Plaintiffs allege that in view of a variety of "red flags" discussed below, Allied "must have known" the statements were misleading. Because any material misstatement must have been made with some degree of knowledge, the issues concerning a misstatement and scienter are intertwined.

B. Scienter

To survive a motion to dismiss a plaintiff must plead facts which give rise to a strong inference of scienter. *See* Tellabs, Inc. v. Makor Issues & Rights, Ltd., 127 S.Ct. 2499, 2509 (2007). The Supreme Court defines "scienter" as "a mental state embracing intent to deceive, manipulate, or defraud." Ernst & Ernst v. Hochfelder, 425 U.S. 185, 193 & n. 12, 96 S.Ct. 1375, 47 L.Ed.2d 668 (1976). In Tellabs, the Supreme Court defined "strong inference" explaining that a securities fraud complaint will survive a motion to dismiss under Rule 12(b)(6), "only if a reasonable person would deem the inference of scienter cogent and *at least as compelling* as any opposing inference one could draw from the facts alleged." 127 S.Ct. at 2510 (emphasis supplied). Thus, a court examining a complaint's scienter allegations under the PSLRA must

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lacked a reasonable basis when made. *See* In re Trump Casino Sec. Litig., 7 F.3d 357, at 371 (3d Cir.1993); Roots Partnership v. Land's End, Inc., 965 F.2d 1411, 1417 (7th Cir.1992); Sinay v. Lamson & Sessions Co., 948 F.2d 1037, 1040 (6th Cir.1991); *See also* In re Apple Computer Sec. Litig., 886 F.2d 1109, 1113 (9th Cir.1989), cert. denied, 496 U.S. 943, 110 S.Ct. 3229, 110 L.Ed.2d 676 (1990).

"consider the complaint in its entirety, as well as other sources courts ordinarily examine when ruling on Rule 12(b)(6) motions to dismiss, in particular documents incorporated into the complaint by reference, and matters of which a court may take judicial notice." Id. at 2509. The court must determine whether " all of the facts alleged, taken collectively, give rise to a strong inference of scienter, not whether any individual allegation, scrutinized in isolation, meets that standard." Id. Finally, when "determining whether the pleaded facts give rise to a 'strong' inference of scienter, the court must take into account plausible opposing inferences." Id. The foregoing, "inquiry is inherently comparative." Id. at 2510. The court, "must compare the malicious and innocent inferences cognizable from the facts pled in the complaint, and only allow the complaint to survive a motion to dismiss if the malicious inference is at least as compelling as any opposing innocent inference." Zucco Partners, LLC v. Digimarc Corp. 552 F.3d 981, 991 (9th Cir. 2009)(*citing* Tellabs 127 S.Ct at 2510).

Because there can be no misleading statement or scienter absent Defendants' knowledge of the Harrington Fraud, the question turns on Defendants' knowledge of the fraudulent lending activities at BLX at the time the statements were made. Plaintiffs argue that Allied had a duty to disclose the facts underlying the fraud at BLX and the source and nature of revenues obtained from BLX. *See* Memorandum in Opposition to Motion to Dismiss (Opp. Mem.) at 8. Essentially, Plaintiffs claim that Allied was required to disclose more than it did about BLX which consequently had a financial impact on the company. Plaintiffs come to the conclusion that Allied and the individual Defendants knew or must have known of the fraud at BLX at the time the statements were made. Defendants hotly contest this fact.

The question becomes intertwined with the issue of whether Plaintiffs adequately pled scienter within the heightened particularity requirement of the PLSRA. Plaintiffs argue that a strong inference of scienter can arise where the complaint sufficiently alleges that Defendants had a duty to investigate wrongdoing but failed to do so. *See* Belizan v. Hershon, 495 F.3d 686, 692 (D.C. Cir. 2007). Defendants made several SEC disclosures regarding the government investigations of BLX and legal expenses incurred. However, Plaintiffs claim the disclosures were inaccurate because Allied withheld the underlying facts surrounding the fraudulent loan originations. Further, Plaintiffs argue that they pled sufficient "red flags" and motive on the part of Defendants to produce a "strong inference of scienter." Specifically, Plaintiffs have alleged the following "red flags" in their Amended Complaint;

(1) Allied was named as a defendant (initially as well as ultimately) in several lawsuits which included allegations of fraudulent loan practices, ¶¶ 286-291;

(2) Allied was named as a defendant in an earlier securities class action containing allegations of improper valuation of its portfolio company [BLX], which was later validated by conclusions drawn following the SEC's investigation, ¶¶ 272-276;

(3) Defendants received letters from Greenlight Capital placing the Board on notice of fraudulent activities, ¶¶ 284, 285, 292;

(4) Defendants were made aware of numerous governmental investigations, which involved the production of "millions of pages" of documents by Allied, numerous interviews and depositions of current and former employees, and legal fees in excess of $30 million all related to business practices at BLX, ¶¶ 280-283, 293, 294.

See Opp. Mem., p. 37[2].

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[2]Plaintiffs also claim that violations of Generally Accepted Accounting Principles (GAAP) also give rise to a strong inference of scienter. However, violations of GAAP, standing alone, are insufficient to support § 10(b) cause of action. Securities Exchange Act of 1934, § 10(b), as amended, 15 U.S.C.A. § 78j(b); 17 C.F.R. § 240.10b-5.

Defendants counter that the above "red flags" do not show that Defendants knew of the Harrington Fraud *at the time* the events transpired. Defendants argue that all of these facts were publically known and if they indicated an ongoing fraud at BLX, then presumably the market would be aware of them as well. A specific allegation of fraud involves a 2005 letter from a Mr. Einhorn of Greenlight Capital, a hedge fund. Defendants point out that while the letter concerns BLX it does not specifically implicate Harrington or the Detroit Office[3]. In addition, Einhorn did not respond to an invitation to provide support for the allegations. Further, Defendants dismiss any of his allegations because Einhorn was a short seller of Allied stock with a motive to drive down the share price[4]. Defendants state that the other red flags cited by Plaintiffs simply do nothing to place them on notice of the Harrington fraud.

The record before the Court demonstrates no compelling evidence that Allied or the individual defendants knew or "must have known" about Harrington's fraud. Generally, a vague assertion that a defendant must have known about the fraud by virtue a position of authority does not result in a strong inference of scienter. *See* Orton v. Parametric Tech. Corp., 344 F.Supp.2d 290, 307 (D.Mass.2004); Carney v. Cambridge Tech. Partners, Inc., 135 F.Supp.2d 235, 255

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[3] Defendants note that BLX is one of 140 portfolio companies in which Allied invests with 53 offices nationwide and approximately 300 employees.

[4] Defendants provide notice of supplemental authority regarding a case cited in the First Amended Complaint, claiming Plaintiffs relied upon allegations made in a federal False Claims Act suit, United States ex rel. Brickman & Greenlight Capital v. BLX, LLC, No. 1:05 CV 3147 (JEC) (the "Brickman Action"), brought by two short-sellers of Allied stock. Defendants point out that on December 18, 2007, Judge Carnes, noted that the plaintiffs were short-sellers of Allied, and that they had simply aggregated and republished already-public information, which is insufficient to confer jurisdiction under the FCA, and dismissed the Complaint with prejudice. The case was dismissed on jurisdiction issues and did not resolve the factual disputes.

(D.Mass.2001). Additionally, a § 10(b) case cannot be sufficiently supported by facts which constitute mere negligence. *See* Leasco Corp. v. Taussig, 473 F.2d 777, 785 (2d Cir.1972).

The Court agrees with Defendants that Harrington had every motivation to implicate his superiors in BLX and yet failed to do so. The sentencing court ordered Harrington to pay restitution to BLX in the amount of $30 million. Certainly this judicial determination would not have been made had BLX acted with knowledge of the fraud. Instead, BLX was determined to be the primary victim of Harrington's fraud. The Supreme Court held that the "strong inference" of scienter required for a § 10(b) claim "must be more than merely plausible or reasonable-it must be cogent and at least as compelling as any opposing inference of nonfraudulent intent." Tellabs 127 S.Ct. at 2504-05. The foregoing judicial determinations create a plausible opposing inference that Defendants had no knowledge of the Harrington fraud. In other words, because BLX was significantly damaged by the Harrington fraud a compelling inference arises that it had no knowledge of such fraud. Additionally, Plaintiffs' nonspecific "red flags" neither rebut the inference that Harrington acted alone nor affirmatively demonstrate knowledge on the part of Allied of the Harrington Fraud at the time it occurred[5]. None of the red flags proffered by Plaintiffs contain facts which demonstrate Defendants were aware of the Harrington Fraud prior to the unsealing of the indictment on January 9, 2007. The Court finds the "red flags" set forth by Plaintiffs raise neither a cogent nor compelling inference of scienter.

Consequently, considering all the facts in the Complaint as true, Plaintiffs fail to, "state with particularity facts giving rise to a *strong* inference that the defendant acted with the required

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[5] At the hearing Plaintiffs were largely silent on the argument advanced by Defendants that Harrington's superiors had no knowledge of his fraudulent activities at BLX.

state of mind." Id. at 2501 (*quoting* 15 U.S.C. § 78u-4(b)(2) (emphasis supplied)).

C. Loss Causation

Even assuming Plaintiffs met the particularity requirements with respect to scienter, their Complaint is equally flawed on the issue of loss causation. The Supreme Court's decision in Dura Pharms., Inc. v. Broudo, 544 U.S. 336, 125 S.Ct. 1627, 161 L.Ed.2d 577 (2005) mandates that a plaintiff must also plead economic loss and " 'loss causation,' i.e., a causal connection between the material misrepresentation and the loss.[6]" Id. at 1631. In so doing, Plaintiffs must prove that they have, "suffered actual economic loss." Id. At 336.

Defendants argue that Plaintiffs did not satisfy the pleading requirements for loss causation. Specifically, they argue Plaintiffs cannot demonstrate loss causation because (1) they received only "paper losses" normal in the markets, and (2) there was never a "curative disclosure" which caused a subsequent decline in the price of Allied's stock[7]. Def. Mem. at 52-57.

Plaintiffs disagree and argue that they do not need to sell their shares to adequately plead loss causation, only that they need to demonstrate that the shares went down when the fraud was exposed or the truth was exposed by a series of partial disclosures resulting in a subsequent price

[6]The Supreme Court in Dura Pharmaceuticals rejected the Ninth Circuit's legal conclusion that, in order to establish loss and causation, a plaintiff need only prove that "the price on the date of purchase [of the securities at issue] was inflated because of the misrepresentation." 125 S.Ct. at 1631 (quotation omitted). Specifically, the Court noted that "as a matter of pure logic" an artificially inflated purchase price is not by itself an economic loss at the moment of the transaction as the immediate value of the security is equivalent to the inflated purchase price. Id.

[7] Generally, courts may take judicial notice of publicized stock prices without converting a motion to dismiss into summary judgment. *See* Ganino v. Citizens Utils. Co., 228 F.3d 154, 167 n. 8 (2d Cir.2000).

drop that was causally connected to the truth reaching the market.

Plaintiffs note that on January 11, 2007, two days after the indictment was unsealed, Allied issued a press release disclosing the Harrington Indictment. ¶¶ 10, 192. Plaintiffs argue that as a consequence, Allied's stock price reacted to this news. "On January 10, the stock opened at $33.00 per share and closed at $31.58 per share." *See* Op. Memo p. 48. "On January 11, the stock opened at $27.79 per share. Id. The price rose slightly later in the day, following Allied's press release, but in the ninety days that followed, it never again closed at a price above $32.00, and remained at an average trading price of $29.40. Id. Thus, "disclosure of Harrington's indictment and its impact on the Company – facts which were not previously disclosed to investors – indisputably caused the share price to decline and Plaintiffs to suffer their loss." (Emphasis Supplied) Id.

Plaintiffs Rely on In re Royal Dutch/Shell Transp. Sec. Litig., 404 F. Supp.2d 605, 608 (D.N.J. 2005) as rejecting the argument that plaintiffs who hold stock rather than sell it cannot demonstrate loss causation. Plaintiffs point out that Section 21D(e)(1) of the PSLRA provides that a private plaintiff's damages for securities fraud are limited to the difference between the purchase price paid for the security and the mean trading price of the security during the 90-day period following disclosure of the fraud. Therefore, Plaintiffs argue, there is no "sell to sue" rule.

Defendants apparently concede this point and argue that regardless of whether Plaintiffs held their stock, it was trading at a profit to the Plaintiffs one month before the Amended Complaint was filed. Therefore, Defendants argue, if the current value was commensurate with the purchase price, there can be no loss. In support, Defendants cite Malin v. XL Capital Ltd.

2005 WL 2146089 (D.Conn.,2005), (Not Reported in F.Supp.2d,) (holding that , "a price fluctuation without any realization of an economic loss is functionally equivalent to the Supreme Court's rejection of an artificially inflated purchase price alone as economic loss. If the current value is commensurate to the purchase prices, there is no loss, regardless of whether the purchase price was artificially inflated."); In re Estee Lauder Companies, Not Reported in F.Supp.2d, 2007 WL 1522620, N. 5 (S.D.N.Y.,2007) ("economic loss is sustained simply as a result of the fact that the price of the stock dropped following disclosure is unpersuasive.").

Defendants argue that Plaintiffs cannot show that the alleged corrective disclosure (press release of Harrington Indictment) caused a negative market reaction. To this end, they demonstrate that after the January 11, 2007 press release, at around 11:00 am the stock enjoyed a daily gain. Also, Defendants dismiss the January 22 , 2007 letter by Mr. Einhorn as nothing more than vague and sweeping allegations of publically known facts by a short seller. Regardless, Defendants state that in the month following Einhorn's letter the stock value rose 10 percent.

In Malin, the defendants in a security fraud case set forth evidence that the stock had returned to the pre-disclosure trading price shortly after the class period ended. Id. at *4. The Defendants argued that the plaintiff's allegations were insufficient based on Dura. Id. at *3. The Plaintiffs responded that all they were required to plead was a causal connection between the misrepresentation and a price drop. Id. at *4. The Court held that a sale of stock is not necessary for a plaintiff to plead economic loss. Id. However, the Court did conclude that when the current value is commensurate to the purchase price there is no loss. Id. (holding that, "a price fluctuation without any realization of an economic loss is functionally equivalent to the Supreme Court's rejection in Dura of an artificially inflated purchase price alone as economic loss.").

Plaintiffs accurately point out that the, "traditional out-of-pocket loss rule and Section 21D(e) of the PSLRA provide that a purchaser's loss may be calculated by reference to the amount that the purchaser overpaid and the true value of the securities, a purchaser has not needed to sell the securities to have suffered or to recover 'actual damages.'" In re Royal Dutch/Shell Transport Securities Litigation, 404 F.Supp.2d 605, 610 (D.N.J.,2005). The cases cited by Plaintiffs all exhibit sharp drops in the stocks value. Plaintiffs provide supplemental authority in the way of Lorman v. US Unwired, 565 F.3d 228, (5th Cir.2009) (concluding, "that Rule 8(a)(2) [only] requires the plaintiff to allege, in respect to loss causation, a facially 'plausible' causal relationship between the fraudulent statements or omissions and plaintiff's economic loss, including allegations of a material misrepresentation or omission, followed by the leaking out of relevant or related truth about the fraud that caused a significant part of the depreciation of the stock and plaintiff's economic loss.").

The Court finds Plaintiffs' arguments unavailing and the reasoning in Malin and Estee Lauder instructive. Analogous to Malin, Plaintiffs here argue that all they need to allege is a facially plausible price drop caused by the misrepresentation. However, the Court is unaware of any authority in which actual economic loss was found when the stock value returned to pre-disclosure prices and could have been sold at a profit just after the class period.

It appears undisputed that on at least three occasions in June 2007 each Plaintiff could have sold the stock at a profit[8]. The Court agrees with Defendants that, while a sale of stock is not necessary, if the stock's value was commensurate to the pre-disclosure trading price after the

[8] The highest purchase price paid by any Plaintiff was $32.50. The Stock was trading above this amount on June 4-7, 11, 12, and 22, 2007. *See* http://finance.yahoo.com/

close of the class period could have been sold at a profit, the "actual economic loss" contemplated in Dura is precluded. Further, Dura requires that a plaintiff show that it was this revelation that caused the loss and not one of the "tangle of factors" that affect price[9]. Id. at 343, 125 S.Ct. 1627.

Section 21D(e) of the PSLRA serves as a model for the Courts to calculate damages and provides in relevant part as follows:

> In any private action ... in which the plaintiff seeks to establish damages by reference to the market price of a security, the award of damages to the plaintiff shall not exceed the difference between the purchase or sale price paid or received ... by the plaintiff ... and the mean trading price of that security during the 90-day period beginning on the date on which the information correcting the misstatement ... is disseminated to the market.

Codified at 15 U.S.C. § 78u-4(e)(1).

Plaintiffs argument that Section 21D(e) provides a presumption of a causal connection is misplaced. Any conclusion otherwise would "automatically supply the causation element to all securities plaintiffs", contravene Dura which mandates a judicial inquiry into the causation element. In re Intelligroup Securities Litigation, 468 F.Supp.2d 670, 697 (D.N.J. 2006). Logically, a plaintiff can not demonstrate the amount the purchaser overpaid if the stock value rose greater than the purchase price on multiple occasions. Indeed, Plaintiffs' authority is distinguished in that it bears the common thread of a "significant" decline in stock value not present in the case at bar. *See* Lorman v. US Unwired, 565 F.3d 228, 262 (5th Cir.2009) (finding the Complaint linked a series of disclosures to a, "significant stock price drop from $4.94 to $0.90"); In re Royal Dutch/Shell Transport Securities Litigation, 380 F.Supp.2d 509, 556

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[9] The stocks fluctuation in value may well belie a causal connection between the loss and misrepresentation. However, such a determination would raise factual issues precluding adjudication on a Rule 12 motion to Dismiss.

(D.N.J.,2005) ((finding the complaint detailed the announcements impact and subsequent drop in stock price) *as amended by* In re Royal Dutch/Shell Transport Securities Litigation, 404 F.Supp.2d 605 (D.N.J.,2005)).

Consequently, the Court finds that even under the Rule 8(a)(2) "facially plausible" standard, Plaintiffs cannot demonstrate economic loss beyond a simple fluctuation in value or, at best, an artificially inflated purchase price, specifically rejected by Dura .

Conclusion

After considering the prescriptions set forth in Tellabs, the Court finds that Plaintiffs failed to plead scienter with particularity. Further, Plaintiffs fail to set forth facts demonstrating actual economic damages within the context of loss causation as required by Dura. Consequently, it is unnecessary to address the issue of control person liability.

Accordingly, **IT IS ORDERED** that Defendants' Motion to Dismiss Plaintiffs' First Amended Complaint [Doc. No. 20] is **GRANTED.**

The Clerk of Court shall enter judgment in favor of Defendants and notify the parties of the making of this Order.

DONE and **DATED** this 4th day of November, 2009

/s/ Jack D. Shanstrom

Jack D. Shanstrom
Senior United States District Judge

SUPERIOR COURT OF THE DISTRICT OF COLUMBIA

ELLIOT SANDLER, 469 Winthrop Road Readfield, ME 04355, Derivatively on Behalf of ALLIED CAPITAL CORPORATION,

Plaintiff,

vs.

WILLIAM L. WALTON, 84 Kalorama Circle, NW Washington, DC 20008,

– and –

ANN TORRE BATES, 1615 Depot Road, Duanesville, NY 12056,

– and –

BROOKS H. BROWNE, 107 Hilltop Road, Silver Spring, MD 20910,

– and –

JOHN D. FIRESTONE, 1101 30th Street, NW, Apt. 303, Washington, DC 20007,

– and –

ANTHONY T. GARCIA, 20 Windsor Drive Summit, NJ 07901,

– and –

LAWRENCE I. HEBERT, 2740 Chariton Street, Oakton, VA 22124,

– and –

ROBERT E. LONG, 7608 Southdown Road, Alexandria, VA 22308,

– and –

0008123-09

DEMAND FOR JURY TRIAL

[Caption continued on following page]

VERIFIED SHAREHOLDER DERIVATIVE COMPLAINT

ALEX J. POLLOCK, 452 East Illinois Road, Lake Forrest, IL 60045,

– and –

MARC F. RACICOT, 901 15th Street, Apt. 201, Arlington, VA 22202,

– and –

JOAN M. SWEENEY, 10801 Tradewind Drive, Oakton, VA 22124,

– and –

LAURA VAN ROIJEN, 8696 Rogues Road, Warrenton, VA 20187,

– and –

JOHN M. SCHEURER, 4106 Rosemary Street, Chevy Chase, MD 20815,

– and –

EDWARD J. MATHIAS, 2806 Q Street NW, Washington, DC 20007,

– and –

ARES CAPITAL CORPORATION, 280 Park Avenue, 22nd Floor, New York, NY 10017,

Defendants,

– and –

ALLIED CAPITAL CORPORATION, 1919 Pennsylvania Avenue, NW, Washington, DC 20006,

Nominal Defendant.

Plaintiff, by his attorneys, alleges upon personal knowledge with respect to himself, and upon information and belief as to all other allegations based upon, *inter alia*, the investigation of counsel, as follows:

NATURE OF THE ACTION

1. This is a derivative action brought by a shareholder of Allied Capital Corporation ("Allied" or the "Company") against the Company's Board of Directors (the "Board" or the "Individual Defendants"), arising out of the proposed sale of Allied to defendant Ares Capital Corporation ("Ares Capital") in a stock-for-stock transaction valued at $648 million, or approximately $3.47 per Allied share (the "Proposed Transaction"). In connection with the Proposed Transaction, however, the Board failed to adequately discharge its fiduciary duties to the shareholders by, *inter alia*: (i) failing to adequately value the Company's shares in the Proposed Transaction; and (ii) failing to ensure that adequate consideration is exchanged for the Company's shares.

2. Accordingly, this action seeks equitable relief compelling the Board to properly exercise its fiduciary duties to the shareholders and to enjoin the close of the Proposed Transaction to prevent irreparable harm to them.

THE PARTIES

3. Plaintiff is and has been the owner of Allied common stock continuously since prior to the wrongs complained of herein.

4. Nominal defendant Allied is a Maryland company whose principal executive offices are located in Washington, DC. The Company primarily invests in private middle market companies in a variety of industries through long-term debt and equity capital instruments. Since its founding in 1958, Allied has invested more than $14 billion in thousands of companies nationwide. The Company's common stock is publicly traded on the New York Stock Exchange under the symbol "ALD."

5. The Individual Defendants are, and at all relevant times were, members of the Board:

(a) Defendant Ann Torre Bates ("Bates") has been a director of Allied since 2003. Since 1997, she has served as a strategic and financial consultant. From 1995 to 1997, Bates served as Executive Vice President, CFO and Treasurer of NHP, Inc., a national real estate services firm. Bates serves as a director of SLM Corp. (Sallie Mae), Franklin Mutual Series and Franklin Mutual Recovery. She is a Class II director whose term expires in 2012.

(b) Defendant Brooks H. Browne ("Browne") has been a director of Allied or one of its predecessors since 1990. Browne has been a private investor since 2002. From 1993 to 2002, he served as President of Environmental Enterprises Assistance Fund and, from 1991 to 2006, he served as a director of same. He is a Class III director whose term expires in 2010.

(c) Defendant John D. Firestone ("Firestone") has been a director of Allied or one of its predecessors since 1993. Firestone has served as a Partner of Secor Group, a venture capital firm, since 1978. He has also served as a director of Security Storage Company of Washington, DC, since 1978. He is a Class I director whose term expires in 2011.

(d) Defendant Anthony T. Garcia ("Garcia") has been a director of Allied or one of its predecessors since 1991. He has been a private investor from March 2007. Previously, Garcia served as President of Finance of Kirusa, a developer of mobile services, from January to March 2007; was a private investor from 2003 through 2006; and served as Vice President of Finance of Formity Systems, Inc., a developer of software products for business management of data networks, from 2002 through 2003. The bulk of his career was spent as Senior Vice President of Lehman Brothers Inc., where he served in that capacity from 1985 to 1996. He is a Class I director whose term expires in 2011.

(e) Defendant Lawrence I. Hebert ("Hebert") has been a director of Allied or one of its predecessors since 1989 and has served as a member of the Board's Executive Committee.

Hebert serves as Chairman of the Board for Dominion Advisory Group, LLC, a provider of risk management services for financial institutions, and previously served in various executive-level capacities at Riggs Bank N.A., and, later, PNC Bank, N.A. He also served in various executive-level capacities at Allbritton Communications Company. He is a Class I director whose term expires in 2011.

(f) Defendant Edward J. Mathias ("Mathias") is a director of Allied and is a Managing Director and Partner of The Carlyle Group, a global private equity firm headquartered in Washington, D.C. Previously, Mathias served as a member of the Management Committee and Board of Directors of T. Rowe Price Associates, Inc., a major investment management organization. He is a Class II director whose term expires in 2012.

(g) Defendant Alex J. Pollock ("Pollock") has been a director of Allied since 2003 and has served as a member of the Board's Executive Committee. Pollock served as President and Chief Executive Officer of the Federal Home Loan Bank of Chicago from 1991 to 2004. He is a Class II director whose term expires in 2012.

(h) Defendant Marc F. Racicot ("Racicot") has been a director of Allied since 2005. Racicot served as served as President and Chief Executive Officer of the American Insurance Association from August 2005 until February 2009. From 2001 to 2005, he was an attorney at the law firm of Bracewell & Giuliani, LLP. He is a former Governor (1993 to 2001) and Attorney General (1989 to 1993) of the State of Montana. He is a Class I director whose term expires in 2011.

(i) Laura W. van Roijen has been a director of Allied or one of its predecessors since 1992. She served as a Vice President at Citicorp from 1982 to 1992 and has served as a private investor since 1992. She is a Class I director whose term expires in 2011.

(j) Defendant William L. Walton ("Walton") has been a director of Allied or one of its predecessors since 1986 and presently serves as the Company's Chairman of the Board and as an executive officer. From 1997 until March 2009, Walton served as Allied's Chairman, President, and Chief Executive Officer. Previously, he served as Senior Vice President of Lehman Brothers Kuhn Loeb Inc.'s Mergers and Acquisition group. Walton is classified as an "interested director." He is a Class III director whose term expires in 2010.

(k) Defendant Robert E. Long ("Long") has been a director of Allied or one of its predecessors since 1972 and has served as a member of the Board's Executive Committee. He has served as the Chief Executive Officer and a director of GLB Group, Inc., an investment management firm, since 1997, and as President of Ariba GLB Asset Management, Inc., the parent company of GLB Group, Inc., since 2005. Long's son is Managing Director of Allied and Long is classified as an "interested director." He is a Class III director whose term expires in 2010.

(l) Defendant Joan M. Sweeney ("Sweeney") has been a director of Allied since 2004 and has been employed by Allied since 1993. She is Managing Director and Senior Advisor to the Chief Executive Officer, and is employed as the Chief Operating Officer. Previously, she was employed by Ernst & Young, Coopers & Lybrand, and the Division of Enforcement of the Securities and Exchange Commission. She is classified as an "interested director." She is a Class III director whose term expires in 2010.

(m) Defendant John M. Scheurer ("Scheurer") has been a director of Allied since 2009 and presently serves as the Company's Chief Executive Officer and President. Scheurer has been employed by Allied Capital since 1991 in various executive-level capacities, including as Managing Director and Head of Commercial Real Estate Finance and, from 1993 until 1997, as President of Allied Capital Commercial Corporation, an Allied predecessor. He is a Class II director whose term expires in 2012.

6. Defendant Ares Capital is a specialty finance company that is a closed-end, non-diversified management investment company which primarily invests in U.S. middle market

companies. It is named herein as an aider and abettor of the Individual Defendants' breaches of fiduciary duty, detailed herein.

SUBSTANTIVE ALLEGATIONS

6. On October 26, 2009, Allied and Ares Capital issued a joint press release announcing their entry into the Proposed Transaction, pursuant to which Ares Capital has proposed to acquire each share of Allied common stock in an all stock transaction valued at $648 million, or approximately $3.47 per Allied Capital share. Under the terms of the Proposed Transaction, Allied shareholders will receive 0.325 Ares Capital shares for each Allied share. As a result, Allied shareholders will own approximately 35% of the combined company, while Ares Capital's shareholders will own the other 65%. The Proposed Transaction is expected to close by the end of the first quarter of 2010, and one member of the Board will be nominated to serve on Ares Capital's board of directors after the Proposed Transaction is consummated.

7. Although Scheurer commented that "[t]hrough this transaction we expect to create a stronger company that is well positioned for future growth in a market which presents tremendous investment opportunities," it appears that Ares Capital simply intends to reposition Allied's assets and, in the process, profit from them. In this regard, the press release provides, in pertinent part, as follows:

> Ares Capital expects to reposition Allied Capital's portfolio into higher yielding assets and to seek to lower its financing costs. Ares Capital believes that it will be in a position to provide additional capital for portfolio company growth in order to optimize portfolio returns while mitigating the need for asset divestitures. Ares Capital expects the transaction to be accretive to both its net asset value and its core earnings per share in the first year. At closing, Ares Capital expects the combined company's debt to equity ratio to be in a range of 0.65x to 0.75x.

8. According to the press release, the Proposed Transaction would "meaningfully expands the breadth of Ares Capital's relationship network, particularly within the private equity

community" and "would also significantly strengthen Ares Capital's middle-market asset management platform, Ivy Hill Asset Management, L.P."

9. Moreover, Ares Capital has secured a separate agreement to acquire Allied's interests in a Senior Secured Loan Fund LLC (the "SL Fund") for $165 million in cash – a transaction slated to close by the end of October 2009. With approximately $3.6 billion of committed capital, the SL Fund was formed in December 2007 to invest in "unitranche" securities of middle-market companies, and currently holds unitranche loans totaling approximately $900 million. Upon closing, Ares Capital and its SL Fund partner expect to utilize the SL Fund to make new commitments to future unitranche transactions.

10. Notwithstanding the fact that Ares Capital will obtain extensive benefits from the Proposed Transaction to the detriment of Allied and its shareholders – whose interests will be substantially minimized, and voting power substantially diminished – the trading price and volume of the Company's common stock in the wake of the Proposed Transaction's announcement suggests that the market believes that Allied's shares are significantly undervalued therein. For example, on October 26, 2009, the day of the announcement, Allied stock closed at $3.61 per share on volume of more than 21 million shares traded – 14 cents *higher* than the value of the consideration offered to shareholders in the Proposed Transaction, on trading volume exceeding the average by 15 times. Moreover, Allied's common stock has traded as high as $3.56 per share as recently as September 23, 2009, and, before that, closed as high as $4.05 per share as of July 30, 2009.

11. Allied's prospects and recent financial results also suggest that the Proposed Transaction undervalues its shares, which further suggests that the Board either failed to adequately inform itself of the Company's true value or disregarded such value in unanimously approving the Proposed Transaction.

12. For example, on August 10, 2009, Allied announced improving financial results for the second quarter ended June 30, 2009, including a dramatically lower net loss for the quarter than the Company had reported during the same quarter the year before.

13. Moreover, as announced on September 1, 2009, Allied comprehensively restructured its private notes and bank facility, improving liquidity and the Company's future prospects. Commenting on the restructuring, Scheurer took a highly positive tone, stating, in pertinent part, as follows:

> "We believe the new debt agreements provide significant financial covenant relief and result in a reasonable maturity profile. With this restructuring now behind us, we will continue to focus on de-levering the balance sheet and executing our business strategy to move the company forward and rebuild shareholder value. This is important not only for our shareholders, but also for the thousands of middle market businesses in the US, many of which are facing significant capital needs and look to companies like Allied Capital for their financing . . . ."

14. Further, the Proposed Transaction may extinguish shareholder derivative standing, and thus the prospect of holding the Board and others accountable for a number of improprieties. Specifically, the Board permitted the members of Allied's senior management to: (i) operate the business of Business Loan Express LLC ("BLX") (later known as Ciena Capital LLC), a wholly-owned business acquired in 2000, in violation of applicable criminal laws and in violation of applicable regulations of the Small Business Administration ("SBA"); (ii) improperly and illegally obtain telephone records of persons who were critical of Allied; and (iii) operate Allied in the absence of proper and adequate internal controls resulting in senior management improperly valuing securities in Allied's private finance portfolio in violation of applicable provisions of the federal securities laws, and falsifying the certifications required by the Sarbanes-Oxley Act of 2002.

15. Certain of this conduct has attracted the attention of the Office of Inspector General of the SBA and the Department of Justice, each of which conducted investigations into the lending activities of BLX and its Detroit office. In fact, the Company has produced materials in response to

requests from both the SEC and the U.S. Attorney's Office, and a director and certain current and former employees have provided testimony and have been interviewed by the staff of the SEC and, in some cases, the U.S. Attorney's Office. In an effort to at least partially mitigate this wrongdoing, Allied was forced to close the Detroit BLX office and announced that BLX had agreed to pay approximately $10 million to the SBA to cover amounts paid by the SBA with respect to some of the SBA-guaranteed loans that have been the subject of inquiry by the U.S. Attorney's Office for the Eastern District of Michigan.

16. In addition, Allied failed to implement adequate internal accounting controls relating to its private finance investment valuations that were sufficient to provide reasonable assurances that these valuations were fairly stated in accordance with generally accepted accounting principles, or other criteria applicable to its financial statements. As a result of this conduct, the SEC found that Allied had insufficient internal weaknesses and ultimately issued a Cease-and-Desist Order which identified three specific examples of insufficient record keeping during the period June 30, 2001, through March 31, 2003.

17. Accordingly, unless the Individual Defendants are enjoined from breaching their fiduciary duties, Plaintiff and the Class (defined below) will continue to suffer irreparable harm in connection with the Proposed Transaction, which undervalues the Company's shares and favors the interests of certain insiders – including the Board – above those of the Company and the unaffiliated public shareholders.

THE INDIVIDUAL DEFENDANTS' FIDUCIARY DUTIES

18. By reason of their positions as officers and/or directors of the Company, the Individual Defendants are in a fiduciary relationship with the Company and its shareholders, and owe them the highest obligations of loyalty, good faith, fair dealing, due care, and full and fair disclosure.

19. In any situation where the directors of a publicly-traded corporation undertake a transaction that will result in either a change in corporate control or a break-up of the corporation's assets, they have a fiduciary obligation to act in the best interests of the company and its shareholders. To diligently comply with these duties, the directors may not take any action that:

(a) adversely affects the value or prospects of the company;

(b) will discourage or inhibit alternative offers to acquire control of the company or its assets;

(c) contractually prohibits them from complying with their fiduciary duties; and/or

(d) will provide the directors, executives or other insiders with preferential treatment at the expense of, or separate from, the company and its unaffiliated public shareholders, or place their own pecuniary interests above those of the interests of the company and its shareholders.

20. In accordance with their duties of loyalty and good faith, the Individual Defendants, as directors and/or officers of Allied, are obligated to:

(a) determine whether a proposed sale of the Company is in the Company's and the shareholders' best interests;

(b) consider all *bona fide* offers or strategic alternatives; and

(c) refrain from implementing unreasonable measures designed to protect a transaction to the exclusion of a more beneficial deal, and from participating in any transaction in which their loyalties are divided.

21. Plaintiff alleges herein that the Individual Defendants, separately and together, in connection with the Proposed Transaction, have violated and are continuing to violate the fiduciary

duties they owe to the Company and its public shareholders, including the duties of loyalty, good faith, candor, and due care.

DERIVATIVE AND DEMAND ALLEGATIONS

22. Plaintiff, an owner of the stock of Allied during all times relevant to the Individual Defendants' wrongful course of conduct alleged herein, brings this action derivatively in the right and for the benefit of Allied to redress injuries suffered, and to be suffered, by Allied as a direct result of the breaches of fiduciary duty by the Individual Defendants.

23. Plaintiff will adequately and fairly represent the interests of Allied and its shareholders in enforcing and prosecuting his rights.

24. Plaintiff has not made a demand on the Board to file suit for the breaches of fiduciary duty alleged herein because such a demand would be a futile and useless act that would likely lead to Allied suffering irreparable injury, particularly for the following reasons:

(a) If Plaintiff is required to make a demand on the Board, Allied would suffer irreparable injury were the Proposed Transaction complained of herein consummated;

(b) Each of the key officers and directors knew of and/or directly benefited from the wrongdoing complained of herein;

(c) Each member of the Board has been named as a defendant to this lawsuit;

(d) In order to bring this suit, all of the directors of Allied would be forced to sue themselves and persons with whom they have extensive business and personal entanglements, which they will not do, thereby excusing demand;

(e) The acts complained of herein constitute violations of the fiduciary duties owed by Allied's officers and directors and these acts are incapable of ratification;

(f) Any suit by the directors of Allied to remedy these wrongs would likely expose the Individual Defendants and Allied to further civil actions being filed against one or more of the Individual Defendants; thus, they are hopelessly conflicted in making any supposedly independent determination whether to sue themselves;

(g) Each member of the Board is, directly or indirectly, the recipient of remuneration paid by the Company, including benefits, stock options, and other emoluments by virtue of their Board membership and control over the Company, the continuation of which is dependent upon their cooperation with the other members of the Board, and their participation and acquiescence in the wrongdoing set forth herein, and are therefore incapable of exercising independent objective judgment in deciding whether to bring this action;

(h) Because of their association as directors of the Company and their positions as present or former employees, the directors are dominated and controlled so as not to be capable of exercising independent objective judgment; and

(i) Allied's current and past officers and directors are protected by directors' and officers' liability insurance against personal liability for their breaches of fiduciary duty alleged herein, which they caused the Company to purchase for their protection with corporate funds, *i.e.*, monies belonging to the stockholders of Allied. However, due to certain changes in the language of directors' and officers' liability insurance policies in the past few years, the directors' and officers' liability insurance policies covering the Individual Defendants in this case contain provisions which eliminate coverage for any action brought directly by Allied against the Individual Defendants, known as, *inter alia*, the "insured versus insured exclusion." As a result, if these directors were to sue themselves or certain of the officers of Allied, there would be no directors' and officers' insurance protection and thus, this is a further reason why they will not bring such a suit. On the other hand, if the suit is brought derivatively, as this action is brought, such insurance coverage exists and may provide a basis for the Company to effectuate recovery. If there is no coverage pursuant to directors' and officers' liability insurance, the defendant directors will not cause Allied to sue them, since they will face a large uninsured liability.

FIRST CAUSE OF ACTION

(Breach of Fiduciary Duty Against the Individual Defendants)

25. Plaintiff incorporates each and every allegation set forth above as if fully set forth herein.

26. By the acts, transactions and courses of conduct alleged herein, Defendants have violated the fiduciary duties of good faith, loyalty and due care that they owe to the Company and its shareholders.

27. As alleged herein, the Individual Defendants have failed to, *inter alia*:

(a) Apprise themselves of the true value of the Company or the benefits of an alternative transaction;

(b) Ensure that the Proposed Transaction or a competing transaction maximizes value; and

(c) Otherwise take the steps necessary to comply with their fiduciary duties.

28. Moreover, because the Individual Defendants dominate and control the business and corporate affairs of Allied, and are in possession of private corporate information concerning Allied's assets, business and future prospects, there exists an imbalance and disparity of knowledge and economic power between them and the public shareholders of Allied which makes it inherently unfair for them to pursue any proposed transaction wherein they will reap disproportionate benefits to the exclusion of maximizing stockholder value.

29. By reason of the foregoing acts, practices and course of conduct, the Individual Defendants have failed to exercise ordinary care and diligence in the exercise of their fiduciary obligations toward Allied.

30. The Individual Defendants are engaging in self dealing, are not acting in good faith toward Allied, and have breached and are breaching the fiduciary duties owed to Allied and its shareholders.

31. As a result of the Individual Defendants' actions, the Company has been and will be irreparably harmed, for which the Company has no adequate remedy at law.

32. Unless enjoined by this Court, the Individual Defendants will continue to breach their fiduciary duties owed to the Company, and may consummate the Proposed Transaction without pursuing a full and fair sales process designed to obtain maximum value.

SECOND CAUSE OF ACTION

(Aiding and Abetting Breach of Fiduciary Duty Against Defendant Ares Capital)

33. Plaintiff incorporates each and every allegation set forth above as if fully set forth herein.

34. Defendant Ares Capital is sued herein as an aider and abettor of the breaches of fiduciary duty alleged herein. As detailed herein, by entering into the Proposed Transaction, Ares Capital has attempted to capitalize on the Company's prospects without paying fair value.

35. As a result of this conduct, the Company and its shareholders have been and will be damaged, in that they have been and will be prevented from obtaining a fair price for their shares.

36. As a result of Ares Capital's conduct, the Company has been and will be irreparably harmed, for which the Company has no adequate remedy at law. Unless enjoined by this Court, Ares Capital will continue to encourage and facilitate the Individual Defendants' breaches of fiduciary duty.

WHEREFORE, Plaintiff demands judgment and preliminary and permanent relief, in favor of Allied and against Defendants, as follows:

A. Declaring that this action is properly maintainable as a derivative action;

B. Declaring and decreeing that the Proposed Transaction was entered into in breach of the fiduciary duties owed by the Individual Defendants to the Company and is therefore unlawful and unenforceable;

C. Preliminarily and permanently enjoining the Individual Defendants, and anyone acting in concert with them, from proceeding with the sale of the Company unless and until they have acted in accordance with their fiduciary duties;

D. Requiring the Individual Defendants to properly exercise their fiduciary duties by, among other things: (i) ascertaining the true value of the Company; (ii) considering whether the Proposed Transaction or an alternate transaction maximizes shareholder value; and (iii) rescinding any impediments to a value-maximizing transaction.

E. Rescinding, to the extent already implemented, the Proposed Transaction or any of the terms thereof;

F. Awarding Plaintiff the costs of this action, including a reasonable allowance for attorneys' and experts' fees and costs; and

G. Granting such other and further relief as this Court deems just and proper.

JURY TRIAL DEMAND

Plaintiff demands a trial by jury on all claims and issues so triable.

DATED: October 29, 2009

CUNEO GILBERT & LaDUCA, LLP
JONATHAN W. CUNEO, DC Bar #939389
WILLIAM H. ANDERSON, DC Bar #502380

Jonathan W. Cuneo

JONATHAN W. CUNEO

507 C Street, N.E.
Washington, DC 20002
Telephone: 202/789-3960
202/789-1813 (fax)

COUGHLIN STOIA GELLER
RUDMAN & ROBBINS LLP
SAMUEL H. RUDMAN
DAVID A. ROSENFELD
JOSEPH RUSSELLO
58 South Service Road, Suite 200
Melville, NY 11747
Telephone: 631/367-7100
631/367-1173 (fax)

Attorneys for Plaintiff

VERIFICATION

I, (LEE) ELLIOT SANDLER, declare that I have reviewed the Verified Shareholder Derivative Complaint (the "Complaint"), know the contents thereof, and authorize its filing. The Complaint is true and correct to the best of my knowledge, and, as to those allegations for which I do not have personal knowledge, I rely upon my counsel and counsel's investigation and for that reason believe them to be true. I further declare that am a current holder of the common stock of Allied Capital Corporation, and have been a holder of common stock during the time period in which the wrongful conduct alleged in the Complaint has occurred and is occurring.

I declare under penalty of perjury that the foregoing is true and correct.

Dated: October 28, 2009

(LEE) ELLIOT SANDLER

IN THE CIRCUIT COURT

OF MONTGOMERY COUNTY, MARYLAND

JAMES M. HARRIS (12 Juliet Lane, Apt. 301 Notttingham, MD 21236, (410) 529-2406) and ROBERT KIESEWETTER (70 Lakeridge Court, The Woodland, TX 77381, (405) 228-8826), on Behalf of Themselves and All Others Similarly Situated and Derivatively on Behalf of Allied Capital Corporation, Plaintiffs, v. WILLIAM WALTON (1919 Pennsylvania Ave., N.W., Washington, DC 20006), JOHN FIRESTONE(1919 Pennsylvania Ave., N.W., Washington, DC 20006), ANTHONY GARCIA (1919 Pennsylvania Ave., N.W., Washington, DC 20006), LAWRENCE HEBERT (1919 Pennsylvania Ave., N.W., Washington, DC 20006), LAURA VAN ROIJEN (1919 Pennsylvania Ave., N.W., Washington, DC 20006), BROOKS BROWNE (1919 Pennsylvania Ave., N.W., Washington, DC 20006), ALEX POLLOCK (1919 Pennsylvania Ave., N.W., Washington, DC 20006), MARC RACICOT (1919 Pennsylvania Ave., N.W., Washington, DC 20006), ANN BATES (1919 Pennsylvania Ave., N.W., Washington, DC 20006), EDWARD MATHIAS(1919 Pennsylvania Ave., N.W., Washington, DC 20006), ROBERT LONG(1919 Pennsylvania Ave., N.W., Washington, DC 20006), JOAN SWEENEY (1919 Pennsylvania Ave., N.W., Washington, DC 20006), ALLIED CAPITAL CORPORATION (1919 Pennsylvania Ave., N.W., Washington, DC 20006), ARES CAPITAL CORPORATION (280 Park Avenue, 22nd Floor, Building East, New York, NY 10017) and ARCC ODYSSEY CORP. (280 Park Avenue, 22nd Floor, Building East, New York, NY 10017) Defendants.	:	**Case No.** 322039 RECEIVED NOV 3 – 2009 Clerk of the Circuit Court Montgomery County, Md.

CLASS ACTION AND DERIVATIVE COMPLAINT

Plaintiffs, by their attorneys, allege upon information and belief, except for their own acts, which are alleged on knowledge, as follows:

1. Plaintiffs bring this action derivatively on behalf of Allied Capital Corporation ("Allied" or the "Company") against nominal Defendant Allied and against its board of directors (the "Board") seeking equitable relief for their breaches of fiduciary duty and other violations of state law arising out of their attempt to sell the Company to Defendants Ares Capital Corporation and ARCC Odyssey Corp. (collectively "Ares") by means of an unfair process and for an unfair price of 0.325 Ares shares for every Allied share which, based on the $10.69 per share closing price of Ares stock on October 23, 2009, the last trading day prior to the announcement, values Allied at approximately $3.47 per share for a total transaction value of approximately $648 million (the "Proposed Transaction").

PARTIES

2. Plaintiffs are, and have been at all relevant times, the owners of shares of common stock of Allied.

3. Allied is a corporation organized and existing under the laws of the State of Maryland. It maintains its principal corporate offices at 1919 Pennsylvania Avenue, N.W., Washington, District of Columbia, and is a private equity firm specializing in investments in small and middle market companies. The Company generally invests in mature, buyouts, acquisitions, recapitalizations, note purchases, mezzanine, growth capital and middle market equity, and debt investments. It provides debt financing in the form of first lien senior loans; junior debt including second lien loans, subordinated debt, and mezzanine debt; and unitranche loans. The Company prefers to invest in business services, financial services, consumer products,

healthcare services, energy services, industrial products, retail, and consumer services sectors. It seeks to invest in private companies based in the United States. The Company seeks to invest between $10 million and $150 million in debt transactions. It provides equity capital, typically in conjunction with a debt investment for management buyouts of companies with enterprise value between $50 million and $500 million. The Company seeks control and non-control equity stakes in the portfolio companies.

4. Defendant William Walton ("Walton") has been the Chairman of the Board of the Company since 2009.

5. Defendant John Firestone ("Firestone") has been a director of the Company since 1993.

6. Defendant Anthony Garcia ("Garcia") has been a director of the Company since 1991.

7. Defendant Lawrence Hebert ("Hebert") has been a director of the Company since 1989.

8. Defendant Laura Van Roijen ("Roijen") has been a director of the Company since 1992.

9. Defendant Brooks Browne ("Browne") has been a director of the Company since 1990.

10. Defendant Alex Pollock ("Pollock") has been a director of the Company since 2003.

11. Defendant Marc Racicot ("Racicot") has been a director of the Company since 2005.

12. Defendant Ann Bates ("Bates") has been a director of the Company since 2003.

13. Defendant Edward Mathias ("Mathias") has been a director of the Company since 2008.

14. Defendant Robert Long ("Long") has been a director of the Company since 1972.

15. Defendant Joan Sweeney ("Sweeney") has been Chief Operating Officer and a director of the Company since 2004.

16. Defendants referenced in ¶¶ 4 through 15 are collectively referred to as Individual Defendants and/or the Allied Board. The Individual Defendants as officers and/or directors of Allied, have a fiduciary relationship with Plaintiffs and other public shareholders of Allied and owe them the highest obligations of good faith, fair dealing, loyalty and due care.

17. Defendant Ares Capital Corporation is a Maryland corporation with its headquarters located at 280 Park Avenue, 22nd Floor, Building East, New York, NY that is a business development company. The firm specializes in acquisition, recapitalization, and leveraged buyout transactions of middle market companies.

18. Defendant ARCC Odyssey Corp. is a Maryland corporation wholly owned by Ares Capital Corporation and created for the purposes of effectuating the Proposed Transaction.

JURISDICTION AND VENUE

19. The damages suffered and sought to be recovered by Plaintiffs and the Class are in excess of the jurisdictional minimum of this Court. The exact amount of damages suffered by the Plaintiffs and the Class cannot be precisely determined at this point.

20. This Court has jurisdiction over Defendants because Defendant Allied is incorporated in the State of Maryland, and thus, Maryland law will apply. Maryland courts are best suited to interpret Maryland law. Therefore, the exercise of jurisdiction by the Maryland courts is permissible under traditional notions of fair play and substantial justice.

21. The above-entitled Court is the most appropriate venue for litigation of the issues raised herein because of the location of witnesses and documents related to the matters alleged herein.

INDIVIDUAL DEFENDANTS' FIDUCIARY DUTIES

22. By reason of Individual Defendants' positions with the Company as officers and/or directors, they are in a fiduciary relationship with Plaintiffs, the Company, and the public shareholders of Allied and owe them the duty of highest good faith, fair dealing, loyalty and full, candid and adequate disclosure.

23. In accordance with their duties of loyalty and good faith, the Individual Defendants, as Directors and/or officers of Allied, are obligated to refrain from:

(a) participating in any transaction where the directors or officers' loyalties are divided;

(b) participating in any transaction where the directors or officers receive, or are entitled to receive, a personal financial benefit not equally shared by the public shareholders of the corporation; and/or

(c) unjustly enriching themselves at the expense or to the detriment of the Company and its public shareholders.

24. Plaintiffs allege herein that the Individual Defendants, separately and together, in connection with the Proposed Transaction are knowingly or recklessly violating their fiduciary duties, including their duties of loyalty, good faith and independence owed to the Company and derivatively to Plaintiffs and other public shareholders of Allied, or are aiding and abetting others in violating those duties.

25. Defendants also owe the Company's shareholders a duty of candor, which includes the disclosure of all material facts concerning the Proposed Transaction and, particularly, the fairness of the price offered for the stockholders' equity interest. Defendants are knowingly or recklessly breaching their fiduciary duties of candor by failing to disclose all material information concerning the Proposed Transaction, and/or aiding and abetting other Defendants' breaches.

CONSPIRACY, AIDING AND ABETTING AND CONCERTED ACTION

26. In committing the wrongful acts alleged herein, each of the Defendants has pursued, or joined in the pursuit of, a common course of conduct, and acted in concert with and conspired with one another, in furtherance of their common plan or design. In addition to the wrongful conduct herein alleged as giving rise to primary liability, the Defendants further aided and abetted and/or assisted each other in breach of their respective duties as herein alleged.

27. During all relevant times hereto, the Defendants, and each of them, initiated a course of conduct which was designed to and did: (i) permit Ares to attempt to eliminate the public shareholders' equity interest in Allied pursuant to a defective sales process, and (ii) permit Ares to buy the Company for an unfair price. In furtherance of this plan, conspiracy and course of conduct, Defendants, and each of them, took the actions as set forth herein.

28. Each of the Defendants herein aided and abetted and rendered substantial assistance in the wrongs complained of herein. In taking such actions, as particularized herein, to substantially assist the commission of the wrongdoing complained of, each Defendant acted with knowledge of the primary wrongdoing, substantially assisted the accomplishment of that wrongdoing, and was aware of his or her overall contribution to, and furtherance of, the wrongdoing. The Defendants' acts of aiding and abetting included, *inter alia*, the acts each of

them are alleged to have committed in furtherance of the conspiracy, common enterprise and common course of conduct complained of herein.

DERIVATIVE AND DEMAND EXCUSED ALLEGATIONS

29. Plaintiffs bring this action derivatively in the right and for the benefit of Allied to redress injuries suffered and to be suffered by Allied as a result of the breaches of fiduciary duty and other violations of law by the Defendants.

30. Plaintiffs incorporate all prior allegations as if they were fully set forth herein. Plaintiffs own and have owned Allied common stock at all times relevant hereto. Plaintiffs will adequately and fairly represent the interests of the Company and its stockholders in enforcing and prosecuting its rights. Plaintiffs have retained counsel experienced in these types of actions to prosecute Plaintiffs' claims on the Company's behalf.

31. Any demand made by Plaintiffs to the Board to institute this action would be futile and is excused. Based on all the allegations in this Complaint and Defendants' actions to date, including refusal to protect the interests of Allied and its stockholders, such demand would be a futile and useless act. The Board consists of twelve directors, each of whom are Defendants herein. Each of the members of the Board have directly participated in the wrongs complained of herein, which disables them from acting independently, objectively or in good faith to advance the interests of Allied or respond to a demand by stockholders. The Board and senior management therefore cannot be disinterested.

32. Each of the Defendants served on the Board during the relevant period and as Board members each was charged with oversight and operation of the Company and the conduct of its business affairs. Each of the Defendants has breached the fiduciary duties owed to Allied and its stockholders in furtherance of their plan to protect and advance their own interests and/or

those of senior management at the expense of and to the detriment of Allied and its public stockholders. For example, Defendants have agreed to sell the Company at an unfairly low price and, in addition, agreed to no-shop and standstill provisions in the Merger Agreement and to pay Ares a $30 million termination fee in the event that they should agree terminate the Merger Agreement in favor of a superior acquisition proposal.

33. As described herein, the Board participated in and/or approved the wrongs alleged herein and participated in efforts to conceal and/or disguise those wrongs from Allied's stockholders or recklessly and/or negligently disregarded the wrongs complained of herein. Its members are, therefore, not disinterested parties.

34. The Defendants have not exercised and cannot exercise independent or objective judgment in deciding whether to bring this action or whether to vigorously prosecute this action because each of the directors has participated in and/or acquiesced to the misconduct alleged herein.

35. Moreover, because the claimed breaches of fiduciary duties arise in connection with a proposed merger, Plaintiffs would be irreparably harmed if the shareholder vote on the Proposed Transaction were permitted to proceed without first affording the relief requested herein. Thus, under applicable Maryland corporate law, demand is excused because, where, as here, a demand, or a delay in awaiting a response to a demand, would cause irreparable harm to the corporation.

36. The Defendants have demonstrated their unwillingness to act in compliance with federal or state law or sue themselves and/or their fellow directors and executives for failure to do so, as they have developed professional relationships with their fellow board members who are their friends and with whom they have entangling financial alliances, interests and

dependencies, and therefore, they are not able to and will not vigorously prosecute any such action.

37. Allied's senior insiders and directors named as Defendants herein have shown their interests to be antagonistic to Allied and this lawsuit as they have refused to consider in good faith options to increase shareholder value for Allied and its stockholders. The members of the Board have not and will not authorize a suit against themselves as such a suit would require these Defendants to expose themselves to a huge personal liability to Allied, as, due to the particular language of currently utilized directors' and officers' liability insurance policies (*i.e.*, the insured vs. insured exclusion), such an action would not be an insured claim.

38. The Company's directors' and officers' liability insurance coverage prohibits directors from bringing suits against each other. Thus, if the Individual Defendants caused the Company to sue its officers and directors for the liability asserted in this case, they would not be insured for that liability. This they will not do. The Company's officers' and directors' liability insurance was purchased and paid for with corporate funds for the protection of the corporation. This derivative action does not trigger the "insured vs. insured" exclusion, and therefore only this derivative action can obtain a recovery from the Company's officers' and directors' insurance for the benefit of the corporation.

CLASS ACTION ALLEGATIONS

39. Plaintiffs bring this action on their own behalf and as a class action on behalf of all owners of Allied common stock and their successors in interest, except Defendants and their affiliates (the "Class").

40. This action is properly maintainable as a class action for the following reasons:

(a) the Class is so numerous that joinder of all members is impracticable. As of October 27, 2009, Allied has approximately 179.10 million shares outstanding.

(b) questions of law and fact are common to the Class, including, inter alia, the following:

(i) Have the Individual Defendants breached their fiduciary duties owed by them to Plaintiffs and the others members of the Class;

(ii) Are the Individual Defendants, in connection with the Proposed Transaction of Allied by Ares, pursuing a course of conduct that is in violation of their fiduciary duties;

(iii) Have the Individual Defendants misrepresented and omitted material facts in violation of their fiduciary duties owed by them to Plaintiffs and the other members of the Class;

(iv) Have Allied and Ares aided and abetted the Individual Defendants' breaches of fiduciary duty; and

(v) Is the Class entitled to injunctive relief or damages as a result of Defendants' wrongful conduct.

(c) Plaintiffs are committed to prosecuting this action and have retained competent counsel experienced in litigation of this nature.

(d) Plaintiffs' claims are typical of those of the other members of the Class.

(e) Plaintiffs have no interests that are adverse to the Class.

(f) The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications for individual members of the Class and of establishing incompatible standards of conduct for Defendants.

(g) Conflicting adjudications for individual members of the Class might as a practical matter be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

SUBSTANTIVE ALLEGATIONS

41. In a press release dated October 26, 2009, the Company announced that it had entered into a merger agreement with Ares, stating:

> New York, NY—October 26, 2009—Ares Capital Corporation (NASDAQ: ARCC) and Allied Capital Corporation (NYSE: ALD) announced today that they have entered into a definitive agreement under which Ares Capital will acquire Allied Capital in an all stock transaction currently valued at $648 million, or approximately $3.47 per Allied Capital share. This represents a 27.3% premium to Allied Capital's closing stock price on Friday, October 23, 2009. The Boards of Directors of both companies have each unanimously approved the transaction.
>
> Under the terms of the transaction, Allied Capital stockholders will receive 0.325 Ares Capital shares for each Allied Capital share, resulting in approximately 58.3 million Ares Capital shares being issued in exchange for the approximately 179.4 million outstanding Allied Capital shares. Following the transaction, Ares Capital stockholders will own approximately 65% of the combined company and Allied Capital stockholders will own approximately 35%. The combined company will remain externally managed by Ares Capital Management LLC, an affiliate of Ares Management LLC and will remain headquartered in New York. Bennett Rosenthal, Michael Arougheti and Richard Davis will remain in their current rôles as Ares Capital's Chairman, President and Chief Financial Officer, respectively. It is expected that one member of Allied Capital's Board will be nominated to serve on Ares Capital's Board.
>
> Consummation of the acquisition is subject to Allied Capital stockholder approval, Ares Capital stockholder approval, customary regulatory approvals, certain Ares Capital and Allied Capital lender consents and other closing conditions. The transaction is expected to close by the end of the first quarter of 2010.

42. October 30, 2009 the Company filed a Form 8-K with the United States Securities and Exchange Commission ("SEC") wherein it disclosed the operating Agreement and Plan of Merger for the Proposed Transaction (the "Merger Agreement"). The announcement and filings reveal that the Proposed Transaction is the product of a flawed sales process and is being consummated at an unfair price.

43. In the few months prior to the Proposed Transaction, Allied stock had been trading well in excess of the $3.47 value that the Proposed Transaction consideration was based upon. In fact, as recently as August 3, 2009, Allied's stock traded at $4.10 per share, and it traded as high as $7.87 in November 2008. Moreover the Company has a book value of approximately $7.49 per share. In addition, Wall Street analysts have set a mean price target for Allied Capital stock at $3.75 per share with at least one analyst setting a $4.50 price target.

44. In addition, the average price of Ares stock for the six-month period prior to the announcement is approximately $8.77 which would imply a share value for Allied of only $2.85 per share.

45. Thus, the consideration Allied shareholders are to receive is inadequate.

46. In addition, as part of the Merger Agreement, Defendants agreed to certain onerous and preclusive deal protection devices that operate conjunctively to make the Proposed Transaction a *fait d'accompli* and ensure that no competing offers will emerge for the Company.

47. First, the Merger Agreement contains a strict "no shop" provision prohibiting the members of the Allied Board from soliciting proposals relating to alternative tender offers or business combinations which may increase shareholder value. The Merger Agreement also includes a strict "standstill" provision which prohibits, except under extremely limited circumstances, the Defendants from even engaging in discussions or negotiations relating to

alternative business combinations. In addition to the "no shop" and "standstill" provisions, the Merger Agreement includes a $30 million termination fee should the Board choose to accept a superior deal. The termination fee in combination with the preclusive deal protection devices will all but ensure that no competing offer will be forthcoming.

48. Section 6.7(c) of the Merger Agreement severely restricts the Board's ability to enter into discussions and negotiations involving a competing unsolicited bid requiring the Board to (i) determine after consulting with the Company's outside legal counsel and financial advisors that the competing bid would reasonably be expected to result in a superior proposal; (ii) determine that the failure to take such action would violate its fiduciary duties; (iii) give Ares notice to the effect that the Company entering into discussions or negotiations with another bidder; (iv) receives from the bidder an executed confidentiality agreement; and (v) provide to Ares copies of any information provided to the other party that Ares does not already have.

49. Further, Section 6.7(d) provides a very limited exception under which the Board may recommend an alternative acquisition proposal, requiring the Board to (i) provide Ares with written notice that the Company has received a superior proposal, specifying the material terms and conditions of the superior proposal and the identify the bidder making such a superior proposal, (ii) provide Ares with a five (5) calendar day period during which the Ares may propose a modification to the Merger Agreement for the purpose of causing the alternative acquisition proposal to no longer be a superior proposal. These provisions further discourage bidders from making a competing bid for the Company.

50. Thus, even if the Allied Board receives an intervening bid that appeared to be superior to Ares's offer, it is precluded from even entering into discussions and negotiations unless they first reasonably determine in good faith that the alternative proposal is "superior."

Consequently, this provision prevents the Allied Board from exercising their fiduciary duties and precludes an investigation into competing proposals unless, as a prerequisite, the majority of the Allied Board first determines that the proposal is superior.

51. In addition to the unreasonably high standard that must be met for the Board to even consider a competing bid, the fact that the Company must also give Ares an opportunity to match the terms of any competing bid essentially ensures that no potential bidder will waste time and resources to make a competing bid that Ares can simply match.

52. Accordingly, Plaintiffs seek injunctive and other equitable relief to prevent the irreparable injury that Company shareholders will continue to suffer absent judicial intervention.

CLAIM FOR RELIEF

COUNT I
(Breach of Fiduciary Duty Against Individual Defendants)

53. Plaintiffs repeat all previous allegations as if set forth in fill herein.

54. As Directors of Allied, the Individual Defendants stand in a fiduciary relationship to Plaintiffs and the other public stockholders of the Company and owe them the highest fiduciary obligations of loyalty and care.

55. As discussed herein, the Individual Defendants have breached their fiduciary duties to Allied stockholders by failing to engage in an honest and fair sale process.

56. As a result of the Individual Defendants' breaches of their fiduciary duties, Plaintiffs and the Class will suffer irreparable injury in that they have not and will not receive their fair portion of the value of Allied's assets.

57. Unless enjoined by this Court, the Individual Defendants will continue to breach their fiduciary duties owed to Plaintiffs and the Class, and may consummate the Proposed Transaction, to the irreparable harm of the Class.

58. Plaintiffs and the Class have no adequate remedy at law.

COUNT II
Derivative Claim for Breach of Fiduciary Duty
(Against All Individual Defendants)

59. Plaintiffs repeat all previous allegations as if set forth in full herein.

60. As Directors of Allied, the Individual Defendants stand in a fiduciary relationship to the Company and are obligated to conduct the business of the Company with loyalty, candor and independence and in good faith. This cause of action is asserted based upon the Defendants' acts in violation of state law, which acts constitute a breach of fiduciary duty and waste of the Company's corporate assets.

61. The Defendants have violated the fiduciary duties of care, loyalty, candor and independence owed to Allied and have acted to put their personal interests and/or the interests of Ares ahead of the interests of Allied.

62. The Individual Defendants have violated their fiduciary duties by agreeing to the Proposed Transaction without regard to the fairness of the Proposed Transaction to Allied. By the acts, transactions and courses of conduct alleged herein, the Individual Defendants, individually and acting as part of a common plan, usurped Allied's assets for themselves, as demonstrated by the allegations above, Defendants knowingly or recklessly failed to exercise the care required, and breached their duties of loyalty, good faith, candor and independence owed to Allied.

63. If the Proposed Transaction is allowed to proceed, Allied's public stockholders will be deprived of the opportunity to meaningfully exercise their franchise or receive the substantial gains they would otherwise realize if a full and fair sales process were allowed to occur.

64. As a direct and proximate result of the Defendants' conduct, Allied will suffer irreparable harm if the Proposed Transaction proceeds.

65. Plaintiffs have no adequate remedy at law.

COUNT III
Aiding and Abetting
(Against Ares)

66. Plaintiffs repeat all previous allegations as if set forth in full herein.

67. As alleged in more detail above, Ares is well aware that the Individual Defendants have breached their fiduciary duties. Defendants Ares aided and abetted the Individual Defendants' breaches of fiduciary duties.

68. As a result, Allied, Plaintiffs and the Class are being harmed.

69. Plaintiffs and the Class have no adequate remedy at law.

WHEREFORE, Plaintiffs demand judgment against Defendants jointly and severally, as follows:

(A) declaring this action to be a class and derivative action and certifying Plaintiffs as the Class representatives and his counsel as Class and derivative action counsel;

(B) enjoining, preliminarily and permanently, the Proposed Transaction;

(C) in the event that the transaction is consummated prior to the entry of this Court's final judgment, rescinding it or awarding Plaintiffs and the Class rescissory damages;

(D) directing that Defendants account to Plaintiffs and the other members of the Class for all damages caused by them and account for all profits and any special benefits obtained as a result of their breaches of their fiduciary duties;

(E) awarding Plaintiffs the costs of this action, including a reasonable allowance for the fees and expenses of Plaintiff's attorneys and experts; and

(F) granting Plaintiffs and the other members of the Class such further relief as the Court deems just and proper.

Jury Trial Requested

November 3, 2009

FINKELSTEIN THOMPSON LLP

Donald J. Enright, Esq. (MD013551)
Elizabeth Tripodi, Esq.
The Duvall Foundry
1050 30th Street, N.W.
Washington, DC 20007
Tel: (202) 337-8000
Fax: (202) 337-8090

OF COUNSEL
LEVI & KORSINSKY, LLP
Eduard Korsinsky, Esq.
Juan E. Monteverde, Esq.
30 Broad Street, 15th Floor
New York, New York 10004
Tel: (212) 363-7500
Fax: (212) 363-7171

CERTIFICATION BY SIGNING ATTORNEY

I, Donald J. Enright, certify on this 3rd day of November, 2009, as provided by Rule 1-313 of the Maryland Rules, that I have been admitted to practice law in the State of Maryland.

Donald J. Enright (MD013551)
FINKELSTEIN THOMPSON LLP
1050 30th Street, N.W.
Washington, DC 20007
Tel: (202) 337-8000
Fax: (202) 337-8090

VERIFICATION

I, Robert Kiesewetter, the undersigned, certify and declare that I have read the foregoing complaint and know its contents. I am a party to this action. The matters stated in the document described above are true to my own knowledge and belief except as to those matters stated on information and belief, and as to those matters I believe them to be true. I hereby declare under penalty of perjury that the foregoing is true and correct.

DATE: November 2, 2009

Robert E Kiesewetter

ROBERT KIESEWETTER

VERIFICATION

I. James M. Harris, the undersigned, certify and declare that I have read the foregoing complaint and know its contents. I am a party to this action. The matters stated in the document described above are true to my own knowledge and belief except as to those matters stated on information and belief, and as to those matters I believe them to be true. I hereby declare under penalty of perjury that the foregoing is true and correct.

DATE: November 2, 2009

JAMES M. HARRIS

IN THE CIRCUIT COURT FOR BALTIMORE CITY, MARYLAND

STEPHEN MERVAN, Individually and on behalf of all others similarly situated, 650 Arden Lane Pittsburgh, PA 15243 Plaintiff, vs. ALLIED CAPITAL CORPORATION 7 Saint Paul Street, Suite 1660 Baltimore, Maryland 21202 **<u>Serve on</u>: Resident Agent:** The Prentice-Hall Corporation System 7 Saint Paul Street, Suite 1660 Baltimore, Maryland 21202 WILLIAM L. WALTON 7 Saint Paul Street, Suite 1660 Baltimore, Maryland 21202 JOHN M. SCHEURER 7 Saint Paul Street, Suite 1660 Baltimore, Maryland 21202 JOAN M. SWEENEY 7 Saint Paul Street, Suite 1660 Baltimore, Maryland 21202 ANN TORRE BATES 7 Saint Paul Street, Suite 1660 Baltimore, Maryland 21202 BROOKS H. BROWNE 7 Saint Paul Street, Suite 1660 Baltimore, Maryland 21202 JOHN D. FIRESTONE 7 Saint Paul Street, Suite 1660 Baltimore, Maryland 21202 ANTHONY T. GARCIA 7 Saint Paul Street, Suite 1660 Baltimore, Maryland 21202	§	Civil Action No.______________ COMPLAINT AND JURY DEMAND Case: 24-C-09-007203 CV File New $80.00 Appear Fee $20.00 MLSC $25.00 TOTAL $125.00 Receipt #200900023502 Cashier: MST CCICX02 11/05/09 12:58pm

LAWRENCE I. HEBERT
7 Saint Paul Street, Suite 1660
Baltimore, Maryland 21202

ROBERT E. LONG
7 Saint Paul Street, Suite 1660
Baltimore, Maryland 21202

EDWARD J. MATHIAS
7 Saint Paul Street, Suite 1660
Baltimore, Maryland 21202

ALEX J. POLLOCK
7 Saint Paul Street, Suite 1660
Baltimore, Maryland 21202

MARC F. RACICOT
7 Saint Paul Street, Suite 1660
Baltimore, Maryland 21202

LAURA W. van ROIJEN
7 Saint Paul Street, Suite 1660
Baltimore, Maryland 21202

ARES CAPITAL CORPORATION
c/o The Corporation Trust Incorporated
300 East Baltimore Street
Baltimore, Maryland 21202
Serve on: Resident Agent:
The Corporation Trust Incorporated
300 East Baltimore Street
Baltimore, Maryland 21202

Defendants.

§ §

PLAINTIFF'S CLASS ACTION COMPLAINT

Plaintiff, Stephen Mervan, by his attorneys, on behalf of himself and those similarly situated, files this action against the defendants, and alleges upon information and belief, except for those allegations that pertain to him, which are alleged upon personal knowledge, as follows:

SUMMARY OF THE ACTION

1. Plaintiff brings this shareholder class action on behalf of himself and all other public shareholders of Allied Capital Corporation ("Allied Capital" or the "Company"), against Allied Capital, its Board of Directors (the "Board" or the "Individual Defendants) and Ares Capital Corporation ("Ares Capital") (collectively, the "Defendants"), arising out of a transaction in which Ares Capital will acquire each share of Allied Capital's common stock for .325 shares of Ares Capital, representing approximately $3.47 per share as of the announcement of the deal (the "Proposed Acquisition"). In approving the Proposed Acquisition, the Individual Defendants breached their fiduciary duties of loyalty, good faith, due care and disclosure by, *inter alia*, (i) agreeing to sell to Ares Capital without first taking steps to ensure that Plaintiff and Class members (defined below) would obtain adequate, fair and maximum consideration under the circumstances; and (ii) engineering the Proposed Acquisition to benefit themselves and/or Ares Capital without regard for Allied Capital's public shareholders. Moreover, as alleged further herein, Ares Capital aided and abetted the Individual Defendants' breaches of fiduciary duty. Accordingly, this action seeks to enjoin the Proposed Acquisition and compel the Individual Defendants to properly exercise their fiduciary duties to Allied Capital's shareholders.

PARTIES

2. Plaintiff, Stephen Mervan, is a citizen of the United States and the state of Pennsylvania, residing at 650 Arden Lane, Pittsburgh, PA 15243. Plaintiff has been a shareholder of Allied Capital since 2007 and at all times relevant hereto has been, and continues to be a shareholder of Allied Capital.

3. Defendant William L. Walton ("Walton") is the Chairman of the Board and an executive officer of Allied Capital. From 1997 until March 2009, he served as Allied Capital's Chairman, President, and Chief Executive Officer. He has been a director since 1986.

4. Defendant John M. Scheurer ("Scheurer") is Chief Executive Officer ("CEO") and President of Allied Capital and has been employed by Allied Capital since 1991. He has served as a director since 2009.

5. Defendant Joan M. Sweeney ("Sweeney") is Managing Director and Senior Advisor to the CEO and has been employed by the Company since 1993. She has served as a director since 2004.

6. Defendant Ann Torre Bates ("Bates") has been a strategic and financial consultant since 1997. She currently serves on the boards of Franklin Mutual Series, Franklin Mutual Recovery, and SLM Corporation (Sallie Mae). She has served as a director since 2003.

7. Defendant Brooks H. Browne ("Browne") has been a private investor since 2002. He has served as a director of the Company or one of its predecessors since 1990.

8. Defendant John D. Firestone ("Firestone") has been a Partner of Secor Group, a venture capital firm since 1978. He has served as a director of the Company or one of its predecessors since 1993.

9. Defendant Anthony T. Garcia ("Garcia") has been a private investor from March 2007 and a faculty member at a private school since March 2008. He has served as a director of the Company or one of its predecessors since 1991.

10. Defendant Lawrence I. Hebert ("Hebert") currently serves as Chairman of the Board for Dominion Advisory Group, LLC, a provider of risk management services for financial institutions. He has served as a director of Allied Capital or one of its predecessors since 1989.

11. Defendant Robert E. Long ("Long") has been the Chief Executive Officer and a director of GLB Group, Inc., an investment management firm, since 1997 and President of Ariba GLB Asset Management, Inc., the parent company of GLB Group, Inc., since 2005. Mr. Long is a

director of AmBase Corporation, CSC Scientific, Inc., and Advanced Solutions International, Inc. He has served as a director of the Company or one of its predecessors since 1972.

12. Defendant Edward J. Mathias ("Mathias") is a Managing Director and Partner of The Carlyle Group, a global private equity firm headquartered in Washington, D.C. He has served as a director of Allied Capital or one of its predecessors since 2008.

13. Defendant Alex J. Pollock ("Pollock") has been a Resident Fellow at the American Enterprise Institute since 2004. He has served as a director since 2003.

14. Defendant Marc F. Racicot ("Racicot") is an attorney and served as President and Chief Executive Officer of the American Insurance Association from August 2005 until February 2009. He has served as a director since 2005.

15. Defendant Laura W. van Roijen ("van Roijen") has been a private investor since 1992. Ms. van Roijen was a Vice President at Citicorp from 1982 to 1992. She has served as a director or one of its predecessors since 1992.

16. Defendants named in paragraphs 3-15 are referred to herein as "Individual Defendants" or "Director Defendants."

17. By reason of their positions as officers and/or directors of the Company, the Individual Defendants named above are in a fiduciary relationship with Plaintiff and the other public shareholders of Allied Capital and owe them the highest duties of good faith, loyalty and due care, as set forth in further detail herein.

18. Defendant Allied Capital Corporation is a Maryland Corporation. Allied Capital is a business development company, or BDC, in the private equity business. It maintains a portfolio of investments in the debt and equity capital of middle market companies in a variety of industries

nationwide. The Company's headquarters are located at 1919 Pennsylvania, NW Washington, DC 20006.

19. Defendant Ares Capital Corporation is a Maryland Corporation headquartered at 280 Park Avenue, 22nd Floor, New York, NY 10017. Ares Capital is a specialty finance company that provides integrated debt and equity financing solutions to U.S. middle market companies. It invests primarily in first and second lien loans and mezzanine debt, which in some cases includes an equity component such as warrants.

SUBSTANTIVE ALLEGATIONS

20. On July 26, 2009, Allied Capital and Ares Capital jointly issued a press release and filed it with the United States Securities and Exchange Commission ("SEC") wherein it disclosed the entry by Allied Capital and Ares Capital into a definitive agreement under which Ares Capital will acquire Allied Capital in an all stock transaction (the "Merger Agreement"). The joint press release provides, in relevant part, as follows:

> Ares Capital Corporation (NASDAQ: ARCC) and Allied Capital Corporation (NYSE: ALD) announced today that they have entered into a definitive agreement under which Ares Capital will acquire Allied Capital in an all stock transaction currently valued at $648 million, or approximately $3.47 per Allied Capital share. This represents a 27.3% premium to Allied Capital's closing stock price on Friday, October 23, 2009. The Boards of Directors of both companies have each unanimously approved the transaction.
>
> Under the terms of the transaction, Allied Capital stockholders will receive 0.325 Ares Capital shares for each Allied Capital share, resulting in approximately 58.3 million Ares Capital shares being issued in exchange for the approximately 179.4 million outstanding Allied Capital shares. Following the transaction, Ares Capital stockholders will own approximately 65% of the combined company and Allied Capital stockholders will own approximately 35%. The combined company will remain externally managed by Ares Capital Management LLC, an affiliate of Ares Management LLC and will remain headquartered in New York. Bennett Rosenthal, Michael Arougheti and Richard Davis will remain in their current roles as Ares Capital's Chairman, President and Chief Financial Officer, respectively. It is expected that one member of Allied Capital's Board will be nominated to serve on Ares Capital's Board.

Consummation of the acquisition is subject to Allied Capital stockholder approval, Ares Capital stockholder approval, customary regulatory approvals, certain Ares Capital and Allied Capital lender consents and other closing conditions. The transaction is expected to close by the end of the first quarter of 2010.

"We believe this transaction presents an extraordinary opportunity for value creation for both Ares Capital and Allied Capital stockholders," commented Michael Arougheti, President of Ares Capital. "This transformative transaction creates a middle-market capital provider with leading market coverage, access to capital, scale and diversification. We believe that our portfolio composition and prudent balance sheet management throughout the current cycle have positioned us to deliver value for our stockholders and to be an industry consolidator."

"We are excited to have entered into this mutually beneficial combination with Ares Capital," commented John Scheurer, Chief Executive Officer of Allied Capital. "Our stockholders should benefit through resumed receipt of dividends and ownership in a company with a stronger balance sheet and proven access to the capital markets. Through this transaction we expect to create a stronger company that is well positioned for future growth in a market which presents tremendous investment opportunities."

Ares Capital expects to reposition Allied Capital's portfolio into higher yielding assets and to seek to lower its financing costs. Ares Capital believes that it will be in a position to provide additional capital for portfolio company growth in order to optimize portfolio returns while mitigating the need for asset divestitures. Ares Capital expects the transaction to be accretive to both its net asset value and its core earnings per share in the first year. At closing, Ares Capital expects the combined company's debt to equity ratio to be in a range of 0.65x to 0.75x.

The combined company had a pro forma investment portfolio at fair value of $4.5 billion as of June 30th, 2009. Ares Capital believes that a balance sheet of this size will allow the combined company to commit greater amounts of capital in a single transaction, which should drive higher fee income and greater control over portfolio composition. This transaction also meaningfully expands the breadth of Ares Capital's relationship network, particularly within the private equity community.

The acquisition would also significantly strengthen Ares Capital's middle-market asset management platform, Ivy Hill Asset Management, L.P. The acquisition will result in a platform with approximately $5.6 billion in committed capital under management and investments in a significant number of portfolio companies. Ares Capital believes that the size and breadth of Ivy Hill's platform provides a robust source for new balance sheet investment opportunities and unique market insight.

In a separate transaction, Ares Capital has reached an agreement to acquire Allied Capital's interests in its Senior Secured Loan Fund LLC (the "SL Fund," formerly known as the Unitranche Fund) for $165 million in cash. With approximately $3.6 billion of committed capital, the SL Fund was formed in December 2007 to invest in "unitranche" securities of middle-market companies. The SL Fund currently holds unitranche loans totaling approximately $900 million. The SL Fund acquisition is expected to close by the end of October and is subject to completion of final documentation and satisfaction of other customary closing conditions. Upon closing, Ares Capital and its SL Fund partner expect to utilize the SL Fund to make new commitments to future unitranche transactions.

21. Based upon the closing price of Ares Capital shares on the day of the announcement of the deal, Allied Capital shareholders would receive only $3.89 for each of their shares. In fact, Allied Capital was trading at $4.80 in January 2009 and at $4.05 as recently as July 30, 2009, substantially higher than the proposed offer. Moreover, while Ares Capital shares closed at $11.99 on October 26, 2009, in the time since the announcement of the deal, Ares Capital stock is as low as $9.69, down $2.30, a 19% drop. Thus, in the first week's reaction to the deal, Allied Capital shareholders have lost as much as $.75 a share from the announced deal. Also, significantly, year to date review establishes that Ares Capital traded as low as $3.21 in March 2009, languished at approximately the $6.00 mark for the first half of 2009 and did not crack the $10.00 barrier until the second week of September 2009. Thus, the nominal premium offered to Allied shareholders is further troubling in light of Ares Capital's weak 2009, buttressed only by a convenient spike to its share price.

22. As such, the Proposed Acquisition will allow Ares Capital to purchase Allied Capital shares at an unfairly low price while availing itself of Allied Capital's significant value and upside or long-term potential.

PRECLUSIVE DEAL PROTECTION MECHANISMS

23. The Merger Agreement contains certain provisions that unduly benefit Ares Capital by making an alternative transaction either prohibitively expensive or otherwise impossible. These

provisions would be problematic in virtually any transaction, but given the market reaction to the Proposed Acquisition, the financial analysis performed in support thereof, and the razor thin "benefit" to be derived by Allied Capital shareholders (if at all), these provisions carry even more weight to unfairly prejudice any effort by another suitor to bid for Allied Capital.

24. Here, for example, the Merger Agreement contains a termination fee provision that requires Allied Capital to pay $30,000,000.00 to Ares Capital if the Merger Agreement is terminated under certain circumstances and a Special Termination Fee of $15,000,000.00 under specific circumstances.

25. Significantly, the volatility in Ares Capital's stock price during 2009 bears directly on the chilling quality of the termination fee. On the date the deal was announced, the termination fee and expenses payable under this provision was close to 5% of the total value of the Proposed Acquisition; certainly an amount that would make the Company that much more expensive to acquire for potential purchasers, while resulting in a corresponding decline in the amount of consideration payable to Allied Capital's shareholders. Presently, this volatility looms larger as Allied Capital shareholders have no certainty of the value of the deal and the percentage impact of the termination fee and expenses may continue to increase. In the first week of trading after the announcement of the deal, Ares Capital stock is trading down as much as $2.30, a 19% drop. Thus, in the first week's reaction to the deal, Allied Capital shareholders have lost as much as $.75 a share from the announced deal.

26. The Merger Agreement also contains a "no shop" provision that restricts Allied Capital from considering alternative acquisition proposals by, *inter alia*, constraining Allied Capital's ability to solicit or communicate with potential acquirers or consider their proposals. Specifically, the provision prohibits Allied Capital from soliciting any alternative proposal, but

permits the Board to consider an ***unsolicited*** proposal only if it constitutes or is reasonably calculated to lead to a "Superior Proposal" as defined in the Merger Agreement. However, even the Board's consideration of unsolicited proposal is restricted: prior to considering any such proposal, the Board must determine, in consultation with its financial advisors, that its fiduciary duties *require* it to consider the proposal. Thus, the Board cannot consider alternative proposals even if it reasonably believes that any such proposal would be beneficial to shareholders.

27. Further, the Agreement further reduces the possibility of a topping offer from an unsolicited purchaser. Here, Defendants agreed to provide Ares Capital information in order to match any other offer, thus providing Ares Capital access to the unsolicited bidder's financial information and giving Ares Capital the ability to top the superior offer. Thus, a rival bidder is not likely to emerge with the cards stacked so much in favor of Ares Capital.

28. Finally, and critically, the Merger Agreement does not include protections to ensure that the consideration payable to shareholders will remain within a range of reasonableness. In a conventional stock-for-stock transaction, the parties often negotiate and implement a "floor" on the value of the consideration payable to shareholders, which establishes the lowest possible price payable. In other cases, the parties limit the stock component of the consideration (and thus the volatility in the value of the consideration), by agreeing that the shareholders will receive cash *and* stock in exchange for their shares. Such transactions also often include a "collar," which establishes parameters that attempt to minimize the impact of stock price fluctuations on the value of the consideration payable to shareholders. The Merger Agreement contains none of these protections. Rather, the Merger Agreement contains a ***fixed*** exchange ratio of .325 which means that Allied Capital shareholders will receive .325 shares of Ares Capital common stock for each of their shares, ***regardless of Ares Capital's stock price at the close of the transaction***. Thus, the consideration

payable to Allied Capital shareholders is not insulated from the very real fluctuations in Ares Capital's stock price, and shareholders are left in the precarious position of not knowing whether the consideration payable to them will decline further.

29. Significantly, as set forth in herein, since the announcement of the merger, shares of Ares Capital have fallen as much as 19% in the first week of trading since the deal was announced.

30. Accordingly, the true value of the Company's shares is compromised by the consideration offered in the Proposed Acquisition and the Proposed Acquisition is the product of the Board's breaches of fiduciary duty, aided and abetted by Ares Capital and Allied Capital.

INDIVIDUAL DEFENDANTS' FIDUCIARY DUTIES

31. In any situation where the directors of a publicly traded corporation undertake a transaction that will result in either a change in corporate control or a break-up of the corporation's assets, the directors have an affirmative fiduciary obligation to act in the best interests of the company's shareholders, including the duty to obtain maximum value under the circumstances. To diligently comply with these duties, the directors may not take any action that:

(a) adversely affects the value provided to the corporation's shareholders;

(b) will discourage or inhibit alternative offers to purchase control of the corporation or its assets;

(c) contractually prohibits them from complying with their fiduciary duties; and/or

(d) will provide the directors, executives or other insiders with preferential treatment at the expense of, or separate from, the public shareholders, and place their own pecuniary interests above those of the interests of the company and its shareholders.

32. In accordance with their duties of loyalty and good faith, the Individual Defendants, as directors and/or officers of Allied Capital, are obligated to refrain from:

(a) participating in any transaction where the directors' or officers' loyalties are divided;

(b) participating in any transaction where the directors or officers are entitled to receive a personal financial benefit not equally shared by the public shareholders of the corporation; and/or

(c) unjustly enriching themselves at the expense or to the detriment of the public shareholders.

33. Plaintiff alleges herein that the Individual Defendants, separately and together, in connection with the Proposed Acquisition, violated, and are violating, the fiduciary duties they owe to Plaintiff and the other public shareholders of Allied Capital, including their duties of loyalty, good faith, candor, and due care. As a result of the Individual Defendants' divided loyalties, Plaintiff and Class members will not receive adequate, fair or maximum value for their Allied Capital common stock in the Proposed Acquisition.

34. As a result of these breaches of fiduciary duty, the Company's public shareholders will not receive adequate or fair value for their common stock in the Proposed Acquisition.

CLASS ACTION ALLEGATIONS

35. Plaintiff brings this action as a class action pursuant to Rule 2-231 of the Maryland Rules, individually and on behalf of all holders of Allied Capital common stock who are being and will be harmed by the Individual Defendants' actions, described herein (the "Class"). Excluded from the Class are Defendants and any person, firm, trust, corporation or other entity related to or affiliated with any Defendant.

36. This action is properly maintainable as a class action because, *inter alia*:

(a) The Class is so numerous that joinder of all members is impracticable. Allied Capital's stock is publicly traded on the New York Stock Exchange and Plaintiff believes that there are hundreds if not thousands of holders of such shares. Moreover, the holders of these shares are geographically dispersed throughout the United States;

(b) There are questions of law and fact that are common to the Class and which predominate over questions affecting any individual Class member. These common questions include, *inter alia*: (i) whether the Individual Defendants have engaged in self-dealing, to the detriment of Allied Capital's public shareholders; (ii) whether the Proposed Acquisition is unfair to the Class, in that the price is inadequate and is not the fair value that could be obtained under the circumstances; (iii) whether Ares Capital aided and abetted the Individual Defendants' breaches of fiduciary duty; and (iv) whether the Class is entitled to injunctive relief and/or damages as a result of the wrongful conduct committed by Defendants;

(c) Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. The claims of Plaintiff are typical of the claims of the other members of the Class and plaintiff has the same interests as the other members of the Class. Accordingly, Plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class;

(d) The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for Defendants, or adjudications with respect to individual members of the Class which would, as a practical matter, be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests; and

(e) Defendants have acted, or refused to act, on grounds generally applicable to, and causing injury to, the Class and, therefore, preliminary and final injunctive relief on behalf of the Class as a whole is appropriate.

FIRST COUNT

Breach of Fiduciary Duty against the Individual Defendants

37. Plaintiff incorporates each and every allegation set forth above as if fully set forth herein.

38. As alleged herein, Defendants have initiated a process to sell Allied Capital that undervalues the Company and vests them with benefits that are not shared equally by Allied Capital's public shareholders – a clear effort to take advantage of the temporary depression in Allied Capital's stock price. In addition, by agreeing to the Proposed Acquisition, Defendants have capped the price of Allied Capital at a price that does not adequately reflect the Company's true value. Moreover, Defendants failed to sufficiently inform themselves of Allied Capital's value, or disregarded the true value of the Company, in an effort to benefit themselves. Furthermore, any alternate acquirer will be faced with engaging in discussions with a management team and board that is committed to the Proposed Acquisition.

39. As such, unless the Individual Defendants' conduct is enjoined by the Court, they will continue to breach their fiduciary duties to Plaintiff and the other members of the Class, and will further a process that inhibits the maximization of shareholder value and the disclosure of material information.

40. Plaintiff and the members of the Class have no adequate remedy at law.

SECOND COUNT

Aiding and Abetting the Board's Breaches of Fiduciary Duty against Defendants Ares Capital and Allied Capital

41. Plaintiff incorporates each and every allegation set forth above as if fully set forth herein.

42. Defendant Ares Capital knowingly assisted the Individual Defendants' breaches of fiduciary duty in connection with the Proposed Acquisition, which, without such aid, would not have occurred. In connection with discussions regarding the Proposed Acquisition, Ares Capital obtained sensitive non-public information concerning Allied Capital's operations and thus had the advantage to acquire the Company at an unfair price.

43. As a result of this conduct, Plaintiff and the other members of the Class have been and will be damaged in that they have been and will be prevented from obtaining a fair price for their shares.

44. Plaintiff and the members of the Class have no adequate remedy at law.

WHEREFORE, Plaintiff demands injunctive relief, in his favor and in favor of the Class, and against the Defendants, as follows:

A. Declaring that this action is properly maintainable as a class action, certifying Plaintiff as Class representative and certifying his counsel as class counsel;

B. Declaring and decreeing that the Proposed Acquisition was entered into in breach of the fiduciary duties of the Individual Defendants and is therefore unlawful and unenforceable, and rescinding and invalidating any merger agreement or other agreements that Defendants entered into in connection with, or in furtherance of, the Proposed Acquisition;

C. Preliminarily and permanently enjoining Defendants, their agents, counsel, employees and all persons acting in concert with them from consummating the Proposed Acquisition;

D. Directing the Individual Defendants to exercise their fiduciary duties to obtain a transaction that is in the best interests of Allied Capital's shareholders;

E. Imposing a constructive trust, in favor of Plaintiff and the Class, upon any benefits improperly received by Defendants as a result of their wrongful conduct;

F. Awarding Plaintiff the costs and disbursements of this action, including reasonable attorneys' and experts' fees; and

G. Granting such other and further equitable relief as this Court may deem just and proper.

Respectfully submitted,

TYDINGS & ROSENBERG LLP

By: [signature]

John B. Isbister
Daniel S. Katz
100 East Pratt Street, 26th Floor
Baltimore, MD 21202
(410) 752-9700

Attorneys for Plaintiff

OF COUNSEL:

BRODSKY & SMITH, LLC
Evan J. Smith
Marc Ackerman
Two Bala Plaza, Suite 602
Bala Cynwyd, PA 19004
(610) 667-6200

JURY DEMAND

Plaintiff, Stephen Mervan, prays a jury on all issues so triable.

[signature]
Daniel S. Katz

IN THE CIRCUIT COURT FOR BALTIMORE CITY, MARYLAND

MARILYN E. MARTIN, Trustee, Individually and on behalf of all others similarly situated, 218 Sherwood Drive Bradenton, Florida 34210	§	Civil Action No.______________
Plaintiff,	§	COMPLAINT AND JURY DEMAND
vs.	§	
ALLIED CAPITAL CORPORATION 7 Saint Paul Street, Suite 1660 Baltimore, Maryland 21202 **Serve on: Resident Agent:** The Prentice-Hall Corporation System 7 Saint Paul Street, Suite 1660 Baltimore, Maryland 21202	§	
WILLIAM L. WALTON 7 Saint Paul Street, Suite 1660 Baltimore, Maryland 21202	§	
JOHN M. SCHEURER 7 Saint Paul Street, Suite 1660 Baltimore, Maryland 21202	§	
JOAN M. SWEENEY 7 Saint Paul Street, Suite 1660 Baltimore, Maryland 21202	§	
ANN TORRE BATES 7 Saint Paul Street, Suite 1660 Baltimore, Maryland 21202	§	
BROOKS H. BROWNE 7 Saint Paul Street, Suite 1660 Baltimore, Maryland 21202	§	
JOHN D. FIRESTONE 7 Saint Paul Street, Suite 1660 Baltimore, Maryland 21202	§	
ANTHONY T. GARCIA 7 Saint Paul Street, Suite 1660 Baltimore, Maryland 21202	§	

CIVIL DIVISION

2003 NOV 17 AM 10:35

Case: 24-C-03-007462
CV File New $80.00
Appear Fee $20.00
MLSC $25.00
TOTAL $125.00

COMMENT:
MARILYN E. MARTIN VS
ALLIED CAPITAL CORP., ETAL

Receipt #20030003?627
Cashier: DB CCBCX02
11/18/03 2:45pm

#1185163v.1

LAWRENCE I. HEBERT §
7 Saint Paul Street, Suite 1660 §
Baltimore, Maryland 21202 §
§
ROBERT E. LONG §
7 Saint Paul Street, Suite 1660 §
Baltimore, Maryland 21202 §
§
EDWARD J. MATHIAS §
7 Saint Paul Street, Suite 1660 §
Baltimore, Maryland 21202 §
§
ALEX J. POLLOCK §
7 Saint Paul Street, Suite 1660 §
Baltimore, Maryland 21202 §
§
MARC F. RACICOT §
7 Saint Paul Street, Suite 1660 §
Baltimore, Maryland 21202 §
§
LAURA W. van ROIJEN §
7 Saint Paul Street, Suite 1660 §
Baltimore, Maryland 21202 §
§
ARES CAPITAL CORPORATION §
c/o The Corporation Trust Incorporated §
300 East Baltimore Street §
Baltimore, Maryland 21202 §
Serve on: Resident Agent: §
The Corporation Trust Incorporated §
300 East Baltimore Street §
Baltimore, Maryland 21202 §
§
Defendants. §
§

PLAINTIFF'S CLASS ACTION COMPLAINT

Plaintiff, Marilyn E. Martin, Trustee, by her attorneys, on behalf of herself and those similarly situated, files this action against the defendants, and alleges upon information and belief, except for those allegations that pertain to her, which are alleged upon personal knowledge, as follows:

SUMMARY OF THE ACTION

1. Plaintiff brings this shareholder class action on behalf of herself and all other public shareholders of Allied Capital Corporation ("Allied Capital" or the "Company"), against Allied Capital, its Board of Directors (the "Board" or the "Individual Defendants) and Ares Capital Corporation ("Ares Capital") (collectively, the "Defendants"), arising out of a transaction in which Ares Capital will acquire each share of Allied Capital's common stock for .325 shares of Ares Capital, representing approximately $3.47 per share as of the announcement of the deal (the "Proposed Acquisition"). In approving the Proposed Acquisition, the Individual Defendants breached their fiduciary duties of loyalty, good faith, due care and disclosure by, *inter alia*, (i) agreeing to sell to Ares Capital without first taking steps to ensure that Plaintiff and Class members (defined below) would obtain adequate, fair and maximum consideration under the circumstances; and (ii) engineering the Proposed Acquisition to benefit themselves and/or Ares Capital without regard for Allied Capital's public shareholders. Moreover, as alleged further herein, Ares Capital aided and abetted the Individual Defendants' breaches of fiduciary duty. Accordingly, this action seeks to enjoin the Proposed Acquisition and compel the Individual Defendants to properly exercise their fiduciary duties to Allied Capital's shareholders.

PARTIES

2. Plaintiff, Marilyn E. Martin, Trustee, is a citizen of the United States and the State of Florida, residing at 218 Sherwood Drive, Bradenton, Florida 34210. Plaintiff has been a shareholder of Allied Capital since 2005 and at all times relevant hereto has been, and continues to be a shareholder of Allied Capital.

3. Defendant William L. Walton ("Walton") is the Chairman of the Board and an executive officer of Allied Capital. From 1997 until March 2009, he served as Allied Capital's Chairman, President, and Chief Executive Officer. He has been a director since 1986.

4. Defendant John M. Scheurer ("Scheurer") is Chief Executive Officer ("CEO") and President of Allied Capital and has been employed by Allied Capital since 1991. He has served as a director since 2009.

5. Defendant Joan M. Sweeney ("Sweeney") is Managing Director and Senior Advisor to the CEO and has been employed by the Company since 1993. She has served as a director since 2004.

6. Defendant Ann Torre Bates ("Bates") has been a strategic and financial consultant since 1997. She currently serves on the boards of Franklin Mutual Series, Franklin Mutual Recovery, and SLM Corporation (Sallie Mae). She has served as a director since 2003.

7. Defendant Brooks H. Browne ("Browne") has been a private investor since 2002. He has served as a director of the Company or one of its predecessors since 1990.

8. Defendant John D. Firestone ("Firestone") has been a Partner of Secor Group, a venture capital firm since 1978. He has served as a director of the Company or one of its predecessors since 1993.

9. Defendant Anthony T. Garcia ("Garcia") has been a private investor from March 2007 and a faculty member at a private school since March 2008. He has served as a director of the Company or one of its predecessors since 1991.

10. Defendant Lawrence I. Hebert ("Hebert") currently serves as Chairman of the Board for Dominion Advisory Group, LLC, a provider of risk management services for financial institutions. He has served as a director of Allied Capital or one of its predecessors since 1989.

11. Defendant Robert E. Long ("Long") has been the Chief Executive Officer and a director of GLB Group, Inc., an investment management firm, since 1997 and President of Ariba GLB Asset Management, Inc., the parent company of GLB Group, Inc., since 2005. Mr. Long is a

director of AmBase Corporation, CSC Scientific, Inc., and Advanced Solutions International, Inc. He has served as a director of the Company or one of its predecessors since 1972.

12. Defendant Edward J. Mathias ("Mathias") is a Managing Director and Partner of The Carlyle Group, a global private equity firm headquartered in Washington, D.C. He has served as a director of Allied Capital or one of its predecessors since 2008.

13. Defendant Alex J. Pollock ("Pollock") has been a Resident Fellow at the American Enterprise Institute since 2004. He has served as a director since 2003.

14. Defendant Marc F. Racicot ("Racicot") is an attorney and served as President and Chief Executive Officer of the American Insurance Association from August 2005 until February 2009. He has served as a director since 2005.

15. Defendant Laura W. van Roijen ("van Roijen") has been a private investor since 1992. Ms. van Roijen was a Vice President at Citicorp from 1982 to 1992. She has served as a director or one of its predecessors since 1992.

16. Defendants named in paragraphs 3-15 are referred to herein as "Individual Defendants" or "Director Defendants."

17. By reason of their positions as officers and/or directors of the Company, the Individual Defendants named above are in a fiduciary relationship with Plaintiff and the other public shareholders of Allied Capital and owe them the highest duties of good faith, loyalty and due care, as set forth in further detail herein.

18. Defendant Allied Capital Corporation is a Maryland Corporation. Allied Capital is a business development company, or BDC, in the private equity business. It maintains a portfolio of investments in the debt and equity capital of middle market companies in a variety of industries

nationwide. The Company's headquarters are located at 1919 Pennsylvania, NW Washington, DC 20006.

19. Defendant Ares Capital Corporation is a Maryland Corporation headquartered at 280 Park Avenue, 22nd Floor, New York, NY 10017. Ares Capital is a specialty finance company that provides integrated debt and equity financing solutions to U.S. middle market companies. It invests primarily in first and second lien loans and mezzanine debt, which in some cases includes an equity component such as warrants.

SUBSTANTIVE ALLEGATIONS

20. On July 26, 2009, Allied Capital and Ares Capital jointly issued a press release and filed it with the United States Securities and Exchange Commission ("SEC") wherein it disclosed the entry by Allied Capital and Ares Capital into a definitive agreement under which Ares Capital will acquire Allied Capital in an all stock transaction (the "Merger Agreement"). The joint press release provides, in relevant part, as follows:

> Ares Capital Corporation (NASDAQ: ARCC) and Allied Capital Corporation (NYSE: ALD) announced today that they have entered into a definitive agreement under which Ares Capital will acquire Allied Capital in an all stock transaction currently valued at $648 million, or approximately $3.47 per Allied Capital share. This represents a 27.3% premium to Allied Capital's closing stock price on Friday, October 23, 2009. The Boards of Directors of both companies have each unanimously approved the transaction.
>
> Under the terms of the transaction, Allied Capital stockholders will receive 0.325 Ares Capital shares for each Allied Capital share, resulting in approximately 58.3 million Ares Capital shares being issued in exchange for the approximately 179.4 million outstanding Allied Capital shares. Following the transaction, Ares Capital stockholders will own approximately 65% of the combined company and Allied Capital stockholders will own approximately 35%. The combined company will remain externally managed by Ares Capital Management LLC, an affiliate of Ares Management LLC and will remain headquartered in New York. Bennett Rosenthal, Michael Arougheti and Richard Davis will remain in their current roles as Ares Capital's Chairman, President and Chief Financial Officer, respectively. It is expected that one member of Allied Capital's Board will be nominated to serve on Ares Capital's Board.

Consummation of the acquisition is subject to Allied Capital stockholder approval, Ares Capital stockholder approval, customary regulatory approvals, certain Ares Capital and Allied Capital lender consents and other closing conditions. The transaction is expected to close by the end of the first quarter of 2010.

"We believe this transaction presents an extraordinary opportunity for value creation for both Ares Capital and Allied Capital stockholders," commented Michael Arougheti, President of Ares Capital. "This transformative transaction creates a middle-market capital provider with leading market coverage, access to capital, scale and diversification. We believe that our portfolio composition and prudent balance sheet management throughout the current cycle have positioned us to deliver value for our stockholders and to be an industry consolidator."

"We are excited to have entered into this mutually beneficial combination with Ares Capital," commented John Scheurer, Chief Executive Officer of Allied Capital. "Our stockholders should benefit through resumed receipt of dividends and ownership in a company with a stronger balance sheet and proven access to the capital markets. Through this transaction we expect to create a stronger company that is well positioned for future growth in a market which presents tremendous investment opportunities."

Ares Capital expects to reposition Allied Capital's portfolio into higher yielding assets and to seek to lower its financing costs. Ares Capital believes that it will be in a position to provide additional capital for portfolio company growth in order to optimize portfolio returns while mitigating the need for asset divestitures. Ares Capital expects the transaction to be accretive to both its net asset value and its core earnings per share in the first year. At closing, Ares Capital expects the combined company's debt to equity ratio to be in a range of 0.65x to 0.75x.

The combined company had a pro forma investment portfolio at fair value of $4.5 billion as of June 30th, 2009. Ares Capital believes that a balance sheet of this size will allow the combined company to commit greater amounts of capital in a single transaction, which should drive higher fee income and greater control over portfolio composition. This transaction also meaningfully expands the breadth of Ares Capital's relationship network, particularly within the private equity community.

The acquisition would also significantly strengthen Ares Capital's middle-market asset management platform, Ivy Hill Asset Management, L.P. The acquisition will result in a platform with approximately $5.6 billion in committed capital under management and investments in a significant number of portfolio companies. Ares Capital believes that the size and breadth of Ivy Hill's platform provides a robust source for new balance sheet investment opportunities and unique market insight.

> In a separate transaction, Ares Capital has reached an agreement to acquire Allied Capital's interests in its Senior Secured Loan Fund LLC (the "SL Fund," formerly known as the Unitranche Fund) for $165 million in cash. With approximately $3.6 billion of committed capital, the SL Fund was formed in December 2007 to invest in "unitranche" securities of middle-market companies. The SL Fund currently holds unitranche loans totaling approximately $900 million. The SL Fund acquisition is expected to close by the end of October and is subject to completion of final documentation and satisfaction of other customary closing conditions. Upon closing, Ares Capital and its SL Fund partner expect to utilize the SL Fund to make new commitments to future unitranche transactions.

21. Based upon the closing price of Ares Capital shares on the day of the announcement of the deal, Allied Capital shareholders would receive only $3.89 for each of their shares. In fact, Allied Capital was trading at $4.80 in January 2009 and at $4.05 as recently as July 30, 2009, substantially higher than the proposed offer. Moreover, while Ares Capital shares closed at $11.99 on October 26, 2009, in the time since the announcement of the deal, Ares Capital stock is as low as $9.69, down $2.30, a 19% drop. Thus, in the first week's reaction to the deal, Allied Capital shareholders have lost as much as $.75 a share from the announced deal. Also, significantly, year to date review establishes that Ares Capital traded as low as $3.21 in March 2009, languished at approximately the $6.00 mark for the first half of 2009 and did not crack the $10.00 barrier until the second week of September 2009. Thus, the nominal premium offered to Allied shareholders is further troubling in light of Ares Capital's weak 2009, buttressed only by a convenient spike to its share price.

22. As such, the Proposed Acquisition will allow Ares Capital to purchase Allied Capital shares at an unfairly low price while availing itself of Allied Capital's significant value and upside or long-term potential.

PRECLUSIVE DEAL PROTECTION MECHANISMS

23. The Merger Agreement contains certain provisions that unduly benefit Ares Capital by making an alternative transaction either prohibitively expensive or otherwise impossible. These

provisions would be problematic in virtually any transaction, but given the market reaction to the Proposed Acquisition, the financial analysis performed in support thereof, and the razor thin "benefit" to be derived by Allied Capital shareholders (if at all), these provisions carry even more weight to unfairly prejudice any effort by another suitor to bid for Allied Capital.

24. Here, for example, the Merger Agreement contains a termination fee provision that requires Allied Capital to pay $30,000,000.00 to Ares Capital if the Merger Agreement is terminated under certain circumstances and a Special Termination Fee of $15,000,000.00 under specific circumstances.

25. Significantly, the volatility in Ares Capital's stock price during 2009 bears directly on the chilling quality of the termination fee. On the date the deal was announced, the termination fee and expenses payable under this provision was close to 5% of the total value of the Proposed Acquisition; certainly an amount that would make the Company that much more expensive to acquire for potential purchasers, while resulting in a corresponding decline in the amount of consideration payable to Allied Capital's shareholders. Presently, this volatility looms larger as Allied Capital shareholders have no certainty of the value of the deal and the percentage impact of the termination fee and expenses may continue to increase. In the first week of trading after the announcement of the deal, Ares Capital stock is trading down as much as $2.30, a 19% drop. Thus, in the first week's reaction to the deal, Allied Capital shareholders have lost as much as $.75 a share from the announced deal.

26. The Merger Agreement also contains a "no shop" provision that restricts Allied Capital from considering alternative acquisition proposals by, *inter alia*, constraining Allied Capital's ability to solicit or communicate with potential acquirers or consider their proposals. Specifically, the provision prohibits Allied Capital from soliciting any alternative proposal, but

permits the Board to consider an ***unsolicited*** proposal only if it constitutes or is reasonably calculated to lead to a "Superior Proposal" as defined in the Merger Agreement. However, even the Board's consideration of unsolicited proposal is restricted: prior to considering any such proposal, the Board must determine, in consultation with its financial advisors, that its fiduciary duties ***require*** it to consider the proposal. Thus, the Board cannot consider alternative proposals even if it reasonably believes that any such proposal would be beneficial to shareholders.

27. Further, the Agreement further reduces the possibility of a topping offer from an unsolicited purchaser. Here, Defendants agreed to provide Ares Capital information in order to match any other offer, thus providing Ares Capital access to the unsolicited bidder's financial information and giving Ares Capital the ability to top the superior offer. Thus, a rival bidder is not likely to emerge with the cards stacked so much in favor of Ares Capital.

28. Finally, and critically, the Merger Agreement does not include protections to ensure that the consideration payable to shareholders will remain within a range of reasonableness. In a conventional stock-for-stock transaction, the parties often negotiate and implement a "floor" on the value of the consideration payable to shareholders, which establishes the lowest possible price payable. In other cases, the parties limit the stock component of the consideration (and thus the volatility in the value of the consideration), by agreeing that the shareholders will receive cash ***and*** stock in exchange for their shares. Such transactions also often include a "collar," which establishes parameters that attempt to minimize the impact of stock price fluctuations on the value of the consideration payable to shareholders. The Merger Agreement contains none of these protections. Rather, the Merger Agreement contains a ***fixed*** exchange ratio of .325 which means that Allied Capital shareholders will receive .325 shares of Ares Capital common stock for each of their shares, ***regardless of Ares Capital's stock price at the close of the transaction***. Thus, the consideration

payable to Allied Capital shareholders is not insulated from the very real fluctuations in Ares Capital's stock price, and shareholders are left in the precarious position of not knowing whether the consideration payable to them will decline further.

29. Significantly, as set forth in herein, since the announcement of the merger, shares of Ares Capital have fallen as much as 19% in the first week of trading since the deal was announced.

30. Accordingly, the true value of the Company's shares is compromised by the consideration offered in the Proposed Acquisition and the Proposed Acquisition is the product of the Board's breaches of fiduciary duty, aided and abetted by Ares Capital and Allied Capital.

INDIVIDUAL DEFENDANTS' FIDUCIARY DUTIES

31. In any situation where the directors of a publicly traded corporation undertake a transaction that will result in either a change in corporate control or a break-up of the corporation's assets, the directors have an affirmative fiduciary obligation to act in the best interests of the company's shareholders, including the duty to obtain maximum value under the circumstances. To diligently comply with these duties, the directors may not take any action that:

(a) adversely affects the value provided to the corporation's shareholders;

(b) will discourage or inhibit alternative offers to purchase control of the corporation or its assets;

(c) contractually prohibits them from complying with their fiduciary duties; and/or

(d) will provide the directors, executives or other insiders with preferential treatment at the expense of, or separate from, the public shareholders, and place their own pecuniary interests above those of the interests of the company and its shareholders.

32. In accordance with their duties of loyalty and good faith, the Individual Defendants, as directors and/or officers of Allied Capital, are obligated to refrain from:

(a) participating in any transaction where the directors' or officers' loyalties are divided;

(b) participating in any transaction where the directors or officers are entitled to receive a personal financial benefit not equally shared by the public shareholders of the corporation; and/or

(c) unjustly enriching themselves at the expense or to the detriment of the public shareholders.

33. Plaintiff alleges herein that the Individual Defendants, separately and together, in connection with the Proposed Acquisition, violated, and are violating, the fiduciary duties they owe to Plaintiff and the other public shareholders of Allied Capital, including their duties of loyalty, good faith, candor, and due care. As a result of the Individual Defendants' divided loyalties, Plaintiff and Class members will not receive adequate, fair or maximum value for their Allied Capital common stock in the Proposed Acquisition.

34. As a result of these breaches of fiduciary duty, the Company's public shareholders will not receive adequate or fair value for their common stock in the Proposed Acquisition.

CLASS ACTION ALLEGATIONS

35. Plaintiff brings this action as a class action pursuant to Rule 2-231 of the Maryland Rules, individually and on behalf of all holders of Allied Capital common stock who are being and will be harmed by the Individual Defendants' actions, described herein (the "Class"). Excluded from the Class are Defendants and any person, firm, trust, corporation or other entity related to or affiliated with any Defendant.

36. This action is properly maintainable as a class action because, *inter alia*:

(a) The Class is so numerous that joinder of all members is impracticable. Allied Capital's stock is publicly traded on the New York Stock Exchange and Plaintiff believes that there are hundreds if not thousands of holders of such shares. Moreover, the holders of these shares are geographically dispersed throughout the United States;

(b) There are questions of law and fact that are common to the Class and which predominate over questions affecting any individual Class member. These common questions include, *inter alia*: (i) whether the Individual Defendants have engaged in self-dealing, to the detriment of Allied Capital's public shareholders; (ii) whether the Proposed Acquisition is unfair to the Class, in that the price is inadequate and is not the fair value that could be obtained under the circumstances; (iii) whether Ares Capital aided and abetted the Individual Defendants' breaches of fiduciary duty; and (iv) whether the Class is entitled to injunctive relief and/or damages as a result of the wrongful conduct committed by Defendants;

(c) Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. The claims of Plaintiff are typical of the claims of the other members of the Class and plaintiff has the same interests as the other members of the Class. Accordingly, Plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class;

(d) The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for Defendants, or adjudications with respect to individual members of the Class which would, as a practical matter, be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests; and

(e) Defendants have acted, or refused to act, on grounds generally applicable to, and causing injury to, the Class and, therefore, preliminary and final injunctive relief on behalf of the Class as a whole is appropriate.

FIRST COUNT

Breach of Fiduciary Duty against the Individual Defendants

37. Plaintiff incorporates each and every allegation set forth above as if fully set forth herein.

38. As alleged herein, Defendants have initiated a process to sell Allied Capital that undervalues the Company and vests them with benefits that are not shared equally by Allied Capital's public shareholders – a clear effort to take advantage of the temporary depression in Allied Capital's stock price. In addition, by agreeing to the Proposed Acquisition, Defendants have capped the price of Allied Capital at a price that does not adequately reflect the Company's true value. Moreover, Defendants failed to sufficiently inform themselves of Allied Capital's value, or disregarded the true value of the Company, in an effort to benefit themselves. Furthermore, any alternate acquirer will be faced with engaging in discussions with a management team and board that is committed to the Proposed Acquisition.

39. As such, unless the Individual Defendants' conduct is enjoined by the Court, they will continue to breach their fiduciary duties to Plaintiff and the other members of the Class, and will further a process that inhibits the maximization of shareholder value and the disclosure of material information.

40. Plaintiff and the members of the Class have no adequate remedy at law.

SECOND COUNT

Aiding and Abetting the Board's Breaches of Fiduciary Duty against Defendants Ares Capital and Allied Capital

41. Plaintiff incorporates each and every allegation set forth above as if fully set forth herein.

42. Defendant Ares Capital knowingly assisted the Individual Defendants' breaches of fiduciary duty in connection with the Proposed Acquisition, which, without such aid, would not have occurred. In connection with discussions regarding the Proposed Acquisition, Ares Capital obtained sensitive non-public information concerning Allied Capital's operations and thus had the advantage to acquire the Company at an unfair price.

43. As a result of this conduct, Plaintiff and the other members of the Class have been and will be damaged in that they have been and will be prevented from obtaining a fair price for their shares.

44. Plaintiff and the members of the Class have no adequate remedy at law.

WHEREFORE, Plaintiff demands injunctive relief, in her favor and in favor of the Class, and against the Defendants, as follows:

A. Declaring that this action is properly maintainable as a class action, certifying Plaintiff as Class representative and certifying her counsel as class counsel;

B. Declaring and decreeing that the Proposed Acquisition was entered into in breach of the fiduciary duties of the Individual Defendants and is therefore unlawful and unenforceable, and rescinding and invalidating any merger agreement or other agreements that Defendants entered into in connection with, or in furtherance of, the Proposed Acquisition;

C. Preliminarily and permanently enjoining Defendants, their agents, counsel, employees and all persons acting in concert with them from consummating the Proposed Acquisition;

D. Directing the Individual Defendants to exercise their fiduciary duties to obtain a transaction that is in the best interests of Allied Capital's shareholders;

E. Imposing a constructive trust, in favor of Plaintiff and the Class, upon any benefits improperly received by Defendants as a result of their wrongful conduct;

F. Awarding Plaintiff the costs and disbursements of this action, including reasonable attorneys' and experts' fees; and

G. Granting such other and further equitable relief as this Court may deem just and proper.

Dated: November 17, 2009

Respectfully submitted,

TYDINGS & ROSENBERG LLP

By:____________________________

John B. Isbister
Daniel S. Katz
100 East Pratt Street, 26th Floor
Baltimore, MD 21202
(410) 752-9700

Attorneys for Plaintiff

OF COUNSEL:

HARWOOD FEFFER LLP
Samuel K. Rosen
488 Madison Avenue
New York, NY 10022
(212) 935-7400

SUPERIOR COURT OF THE DISTRICT OF COLUMBIA

FILED
CIVIL ACTIONS BRANCH
NOV 1 6 2009
Superior Court
of the District of Columbia
Washington, D.C.

D16

MONTIE L. WIENECKI, 4562 East Aspen Way, Post Falls, Idaho 83854, Individually and on behalf of all others similarly situated,	CASE No.
Plaintiff,	
v.	
ALLIED CAPITAL CORPORATION, 1919 Pennsylvania Avenue, NW, Washington, DC, 20006,	DEMAND FOR JURY TRIAL
- and -	
WILLIAM L. WALTON, 84 Kalorama Circle, NW, Washington, DC, 20008,	
- and -	
JOHN M. SCHEURER, 4106 Rosemary Street, Chevy Chase, MD, 20815,	
- and -	
JOAN M. SWEENEY, 10801 Tradewind Drive, Oakton, VA, 22124,	
- and -	
ROBERT E. LONG, 7608 Southdown Road, Alexandria, VA, 22308,	
- and -	
ANN TORRE BATES, 1615 Depot Road, Duanesville, NY, 12056,	
- and -	

[Caption continued on following page]

VERIFIED SHAREHOLDER CLASS ACTION COMPLAINT

Case: 2009 CA 008541 B

BROOKS H. BROWNE, 107 Hilltop Road, Silver Spring, MD, 20910,

- and -

JOHN D. FIRESTONE, 1101 30th Street, NW, Apt. 303, Washington, DC, 20007,

- and -

ANTHONY T. GARCIA, 20 Windsor Drive, Summit, NJ, 07901,

- and -

LAWRENCE I. HEBERT, 2740 Chariton Street, Oakton, VA, 22124,

- and -

EDWARD J. MATHIAS, 2806 Q Street NW, Washington, DC, 20007,

- and -

ALEX J. POLLOCK, 452 East Illinois Road, Lake Forrest, IL, 60045,

- and -

MARC F. RACICOT, 901 15th Street, Apt. 201, Arlington, VA, 22202,

- and -

LAURA W. VAN ROIJEN, 8696 Rogues Road, Warrenton, VA, 20187,

- and -

ARES CAPITAL CORPORATION, 280 Park Avenue, 22nd Floor, New York, NY, 10017,

- and –

ARCC ODYSSEY CORPORATION, 280 Park Avenue, 22nd Floor, New York, NY, 10017

Defendants.

Plaintiff, by his undersigned attorneys, for his class action complaint against Defendants, alleges upon personal knowledge with respect to himself, and upon information and belief based, *inter alia*, upon the investigation of counsel as to all other allegations herein, as follows:

NATURE OF THE ACTION

1. Jurisdiction of this Court is founded on D.C. Code § 11-921(a)(6) (2001).

2. Plaintiff Eric Volkman brings this shareholder class action on behalf of himself and all other public shareholders of Allied Capital Corporation ("Allied" or the "Company"), against the Company and its Board of Directors (the "Board" or "Individual Defendants"), arising out of a transaction in which Ares Capital Corporation ("Ares Capital"), and ARCC Odyssey Corporation ("ARCC Odyssey") a wholly-owned subsidiary of Ares Capital (collectively, "Ares"), will acquire each common share of Allied for $3.47 per share in stock, consisting of 0.325 Ares shares for each share of Allied stock outstanding (the "Proposed Transaction"). Under the Proposed Transaction, Allied will be acquired by ARCC Odyssey and then become a wholly-owned subsidiary of Ares Capital through a second step merger. According to a press release issued jointly by Allied and Areas on October 26, 2009, the Proposed Transaction, which is subject to Allied Capital stockholder approval, is expected to close by the end of the first quarter of

2010.

3. In approving the Proposed Transaction, the Individual Defendants breached their fiduciary duties of loyalty, good faith, fair dealing, due care, and full and fair disclosure owed to Allied's shareholders by, *inter alia*, (i) agreeing to sell Allied without first taking steps to ensure that Plaintiff and the Class members (as defined below) would obtain adequate, fair, and maximum consideration under the circumstances; and (ii) engineering the Proposed Transaction to benefit themselves and/or Ares without regard for Plaintiff and the Class members. As alleged herein, Allied and Ares knowingly aided and abetted the Individual Defendants' breaches of fiduciary duty. Accordingly, this action seeks to enjoin the Proposed Transaction and compel the Individual Defendants to properly exercise their fiduciary duties to Allied's shareholders, or, alternatively, to rescind the Proposed Transaction in the event Defendants are able to consummate it.

THE PARTIES

4. Plaintiff Eric Volkman is and has been continuously throughout all times relevant hereto the owner of 9,500 shares of Allied common stock.

5. Allied is a Maryland corporation that maintains its principal executive offices at 1919 Pennsylvania Avenue, N.W., Washington, District of Columbia 20006. Allied is a business development company that invests long-term debt and equity capital in middle-market businesses nationwide. Founded in 1958 and operating as a public company since 1960, Allied has a diverse portfolio of investments in 92 companies across a variety of industries. The Company's shares trade on the NYSE under the ticker

"ALD."

6. Defendant William L. Walton ("Walton") is and has been at all times relevant hereto a Director of the Company and Chairman of the Company's Board of Directors (the "Board"), and an executive officer of the Company. Mr. Walton has served as a director of the Company or one of its predecessors since 1986.

7. Defendant John M. Scheurer ("Scheurer") is and has been Chief Executive Officer and President of the Company at all times relevant hereto. Scheurer has served as a Director of the Company since 2009.

8. Defendant Joan M. Sweeney ("Sweeney") is and has been a Director of the Company at all times relevant hereto since 2004, and the Chief Operating Officer or Managing Director and Senior Advisor to the Chief Executive Officer of the Company at all times relevant hereto.

9. Defendant Robert E. Long ("Long") is and has been a Director of the Company or one of its predecessors at all times relevant hereto since 1972. Long is the father of Robert D. Long, an officer of the Company.

10. Defendant Ann Torre Bates ("Bates") is and has been a Director of the Company at all times relevant hereto since 2003.

11. Defendant Brooks H. Browne ("Browne") is and has been a Director of the Company or one of its predecessors at all times relevant hereto since 1990.

12. Defendant John D. Firestone ("Firestone") is and has been a Director of the Company or one of its predecessors at all times relevant hereto since 1993.

13. Defendant Anthony T. Garcia ("Garcia") is and has been a Director of the

Company or one of its predecessors at all times relevant hereto since 1991.

14. Defendant Lawrence I. Hebert ("Hebert") is and has been a Director of the Company at all times relevant hereto since 1989.

15. Defendant Edward J. Mathias ("Mathias") is and has been a Director of the Company at all times relevant hereto since 2008.

16. Defendant Alex J. Pollock ("Pollock") is and has been a Director of the Company at all times relevant hereto since 2003.

17. Defendant Marc F. Racicot ("Racicot") is and has been a Director of the Company at all times relevant hereto since 2005.

18. Defendant Laura W. Van Roijen ("Roijen") is and has been a Director of the Company or one of its predecessors at all times relevant hereto since 1992.

19. The Defendants identified in ¶¶ 6-18 are collectively referred to herein as the "Individual Defendants."

20. Defendant Ares Capital is a Maryland corporation that operates as a specialty finance company providing integrated debt and equity financing solutions to U.S. middle-market companies. Ares Capital invests primarily in first- and second-lien loans and mezzanine debt, which in some cases includes an equity component. To a lesser extent, Ares Capital Corporation also makes equity investments. Ares Capital is externally managed by Ares Capital Management LLC, an affiliate of Ares Management LLC, an SEC registered investment advisor and alternative asset investment management firm with approximately $30 billion of committed capital under management. Ares Capital's shares trade on the NASDAQ under the ticker "ARCC."

21. Defendant ARCC Odyssey is a Maryland corporation and a wholly-owned subsidiary of Ares Capital.

22. By reason of their positions as officers and/or directors of the Company, the Individual Defendants are in a fiduciary relationship with Plaintiff and the other public shareholders of Allied, and owe Plaintiff and Allied's other public shareholders the highest obligations of loyalty, good faith, fair dealing, due care, and full and fair disclosure.

23. Each of the Individual Defendants at all relevant times had the power to control and direct Allied to engage in the misconduct alleged herein. The Individual Defendants' fiduciary obligations required them to act in the best interest of Plaintiff and all of Allied's public shareholders.

24. Each of the Individual Defendants owes fiduciary duties of loyalty, good faith, fair dealing, due care, and full and fair disclosure to Plaintiff and the other members of the Class, and are acting in concert with one another in violating their fiduciary duties as alleged herein, and, specifically, in connection with the Proposed Transaction.

CLASS ACTION ALLEGATIONS

25. Plaintiff brings this action on his own behalf and as a class action, pursuant to D.C. Super. Ct. R. Civ. P. 23, on behalf of himself and all other public shareholders of Allied (the "Class"). Excluded from the Class are Defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any Defendant.

26. This action is properly maintainable as a class action pursuant to D.C.

Super. Ct. R. Civ. P. 23(a) and (b).

27. The Class is so numerous that joinder of all members is impracticable. As of November 5, 2009, there were 179,400,109 common shares of Allied outstanding, held by hundreds if not thousands of individuals and entities scattered throughout the country.

28. Questions of law and fact are common to the Class, including, among others:

a. Whether the Individual Defendants have breached their fiduciary duties owed to Plaintiff and the Class; and

b. Whether Defendants will irreparably harm Plaintiff and the other members of the Class if their conduct complained of herein continues.

29. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiff's claims are typical of the claims of the other members of the Class, and Plaintiff has the same interests as the other members of the Class. Accordingly, Plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

30. The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class that would establish incompatible standards of conduct for Defendants, or adjudications with respect to individual members of the Class that would, as a practical matter, be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

31. Defendants have acted, or refused to act, on grounds generally applicable,

and causing injury to the Class and, therefore, final injunctive relief on behalf of the Class as a whole is appropriate.

SUBSTANTIVE ALLEGATIONS

32. On August 10, 2009, Allied filed a Form 10-Q with the United States Securities and Exchange Commission ("SEC") in which the Company reported its financial results for the quarterly period ended June 30, 2009, including a net loss of $29.1 million, or $0.16 per share, compared with a net loss of $102.2 million, or $0.59 per share, for the same quarterly period in 2008.

33. During the Company's earnings conference call of August 10, 2009, the Company stated that its "plan this year will be continue to selectively sell assets, further de-lever the company and reduce operating costs." The Company further reported, "[a]t June 30, 2009 we had cash and cash equivalents totaling $484 million as compared to $51 million at December 31, 2008." The Company further stated that "[w]hile the economic environment remains challenging, we're generally satisfied with the operating performance of the majority of our portfolio companies."

34. The Company also stated during the August 10, 2009 earnings conference call that "[w]e have focused our efforts on a number of key investments to maintain or grow value for our shareholders as these businesses adapt and improve their performance. Our deal terms are intensely focused on this and we have firm-wide effort at realizing the potential for each investment." The Company added, "[h]elping portfolio companies through rough patches is part of our business and have nearly 50 years of experience doing just that. Finally we believe there are potential opportunities to expand in Asset

Management in areas such as middle market credit and commercial real estate. We continue to evaluate opportunities for this part of the business."

35. Also during the August 10, 2009 earnings conference call, the Company reported "sales and repayments generating $345.5 million in proceeds during the second quarter", and "[a]fter including the impact of this quarter's valuation effects and other changes, our portfolio at value was $2.6 billion as of June 30, 2009 and included 120 investments."

36. On November 6, 2009, Allied filed a Form 10-Q with the SEC in which it reported its financial results for the quarterly period ended September 30, 2009. Net loss for the period was $140.7 million or $0.79 per share, which included loss on extinguishment of debt of $117.5 million, or $0.66 per share. These figures were significantly better than the third quarter of 2008, during which the Company experienced a net loss of $318.3 million, or $1.78 per share.

37. The Company continued to focus its efforts on selling assets in its portfolio in order to generate capital to improve its liquidity and de-lever its balance sheet. During the three and nine months ended September 30, 2009, the company sold or had repayments on portfolio investments that generated cash proceeds of $63.5 million and $650.8 million, respectively. As of September 30, 2009, the Company had cash and money market and other securities totaling $152.8 million as compared to $50.7 million on December 31, 2008.

38. On October 26, 2009, Allied and Ares issued a joint press release announcing the Proposed Transaction. The October 26 press release stated that the two

companies have entered into a definitive agreement ("Merger Agreement") under which Ares will acquire Allied in an all stock transaction currently valued at $648 million, or approximately $3.47 per Allied share. According to the October 26 press release, the Proposed Transaction "meaningfully expands the breadth of Ares Capital's relationship network, particularly within the private equity community." In addition, "[t]he acquisition would also significantly strengthen Ares capital's middle-market asset management platform, Ivy Hill Asset Management, L.P. . . . [and] will result in a platform with approximately $5.6 billion in committed capital under management and investments in a significant number of portfolio companies." Further, "Ares Capital believes that the size and breadth of Ivy Hill's platform provides a robust source for new balance sheet investment opportunities and unique market insight."

39. On October 30, 2009, Allied filed Form 8-K with the SEC attaching as an exhibit the Merger Agreement that was announced on October 26, 2009. The Merger Agreement provides that each share of Allied common stock will be converted into and become exchangeable for 0.325 common shares of Ares, which will result in approximately 58.3 million Ares shares being exchanged for approximately 179.4 million Allied shares. Following consummation of the merger, Ares stockholders will own approximately 65% of the combined company and Allied stockholders will own approximately 35%.

40. Following consummation of the Proposed Transaction, Ares's Board of Directors will continue as directors of Ares. However, Ares's Board of Directors will be increased by at least one member and Ares will submit the name of one member of

Allied's current Board of Directors for consideration to Ares's Nominating and Governance Committee to fill the vacancy.

41. Despite its recent strong performance in the face of some of the worst economic conditions in nearly 70 years, the Individual Defendants have willingly entered into the Proposed Transaction to the detriment of Allied's shareholders.

42. The consideration to be paid to Plaintiff and the Class in the Proposed Transaction is unfair and grossly inadequate because, among other things, the intrinsic value of Allied is materially in excess of the amount offered in the Proposed Transaction, giving due consideration to the Company's anticipated operating results, net asset value, cash flow profitability, and established markets.

43. The October 26, 2009, press release claimed the $3.47 price per share offered by Ares "represents a 27.3% premium to Allied Capital's closing stock price on Friday, October 23, 2009." However, it represented a *discount* to Allied's closing price of $3.61 per share on October 26, 2009; to the $3.56 closing price on September 16, 2009; and to the Company's 52-week high of $7.87 per share on November 4, 2008. Since the merger was announced, the Company's shares have traded for as much as $3.76.

44. At an investor conference call held on November 5, 2009, analyst David Rothchild of Raymond James stated, without objection from the participants from Allied or Ares, that "the $3.47 price" is "48 percent under [Allied's] net asset value. That's the only thing I see wrong with the whole deal is that *it seems like the Board sold a little bit short on the price . . . It just seemed a little bit short of what the NAV was.*" (emphasis

added).

45. Michael Arougheti, Ares's President, said at the November 5, 2009, investor conference call:

> Importantly, we expect that the transaction will be accretive to [Ares's] net asset value *and to our core earnings per share in the first year.* Since the transaction is expected to be accretive to core earnings per share, it should only strengthen our capability to pay dividends at our current level.
>
> * * *
>
> I think it's important to re-emphasize that this transaction is consistent with Ares' history and track record of being an opportunistic investor.

(Emphasis added).

46. The Proposed Transaction will deny Class members their right to share proportionately and equitably in the true value of the Company's ongoing and valuable business, as well as its future growth in profits and earnings, at a time when the Company is poised to return to profitability.

47. As a result, the Individual Defendants have breached the fiduciary duties they owe to the Company's public shareholders because the shareholders will not receive adequate or fair value for their Allied shares in the Proposed Transaction.

48. Moreover, to the detriment of Allied's shareholders, the terms of the Merger Agreement between Allied and Ares substantially favor Ares and are calculated to unreasonably dissuade potential suitors from making competing offers.

49. Section 6.7 of the Merger Agreement contains a "No Shop" provision that restricts Allied from considering alternative acquisition proposals by, *inter alia,* constraining Allied's ability to solicit or communicate with potential acquirers or

consider their proposals. Section 6.7(a) of the Merger Agreement states, among other things:

> Prior to the Effective Time, subject to Section 6.7(c), the Company shall not . . . (i) directly or indirectly solicit, initiate, induce, knowingly encourage or take any other action with the intent to solicit, initiate, induce or encourage (including by way of furnishing or disclosing information) any inquiries or the making or submission or implementation of any proposal of offer (including any proposal or offer to its stockholders) with respect to any Takeover Proposal, (ii) enter into any agreement, arrangement, discussions or understanding with respect to any Takeover Proposal (including any letter of intent, agreement in principle, memorandum or understanding or confidentiality agreement) or enter into any Contract or understanding (including any letter of intent, agreement in principle, memorandum of understanding or confidentiality agreement) requirement it to abandon, terminate or fail to consummate, or that is intended to or that would reasonably be expected to result in the abandonment of, termination of or failure to consummate, the Merger or any other Transaction, (iii) initiate or participate in any way in any negotiations or discussions regarding, or furnish or disclose to any Person (other than [Ares Capital] or its Affiliates or Representatives) any information with respect to, or take any other action to facilitate or in furtherance of any inquiries or the making of any proposal that constitutes, or would reasonably be expected to lead to, any Takeover Proposal, or (iv) grant any approval pursuant to any Takeover Statute to any Person (other than [Ares Capital] or its Affiliates) or transaction (other than the Transactions) or waiver or release under any standstill or any similar agreement with respect to equity securities of the Company.

50. Section 6.7(b) of the Merger Agreement goes on to state that Allied must notify Ares:

> in writing of any request for information or any Takeover Proposal and the terms and conditions of such request, Takeover Proposal or inquiry (including the identity of the Person (or group of Persons) making such request, Takeover Proposal or inquiry) and the Company shall promptly provide to [Ares Capital] copies of any written materials received by the Company in connection with any of the foregoing, and the identity of the Person (or group of Persons) making any such request, Takeover Proposal or inquiry or with whom any discussions or negotiations are taking place. The Company agrees that it shall keep [Ares Capital] informed on a reasonably current basis of the status and the material terms and

> conditions (including amendments or proposed amendments) of any such request, Takeover Proposal or inquiry and keep [Ares Capital] informed on a reasonably current basis of any information requested of or provided by the Company and as to the status of all discussions or negotiations with respect to any such request, Takeover Proposal or inquiry.

51. Section 6.7(c) of the Merger Agreement states that if the Company receives a bona fide unsolicited Takeover Proposal which constitutes or is reasonably likely to result in a Superior Proposal, the Board determines that failure to consider such Takeover Proposal would be a breach of the duties of the directors of the Company under applicable law, and the Company gives Ares Capital at least two business days prior written notice of the identity of the Person making such Takeover Proposal, the terms and conditions of such Takeover Proposal and the Company's intention to furnish information to, or participate in discussions or negotiations with, the Person making such Takeover Proposal then, subject to compliance with this Section, Allied may:

> (i) engage in negotiations or discussions with such Person who has made the unsolicited bona fide Takeover Proposal and provide information in response to a request therefor by a Person who has made such Takeover Proposal if the Company (A) receives from such Person an executed confidentiality agreement with terms (including standstill) no less favorable to the Company than those contained in the Confidentiality Agreement (except for such changes specifically necessary for the Company to comply with its obligations under this Agreement) and (B) provides [Ares Capital] a copy of all such information that has not previously been delivered to [Ares Capital] simultaneously with delivery to such Person, and
>
> (ii) after fulfilling its obligations under Section 6.7(d) below, adopt, approve or recommend, or publicly propose to adopt, approve or recommend, including entering into an agreement with respect thereto, a Takeover Proposal (a "<u>Takeover Approval</u>").
>
> If on or after the date of this Agreement and at any time prior to the Company Stockholders Meeting, the Board of Directors of the Company shall have determined in good faith . . . that recommendation of the

> Company Matters to the Company's stockholders would be a breach of the duties of the directors of the Company under applicable Law, the Company may (A) withdraw or qualify (or modify or amend in a manner adverse to [Ares Capital]), or publicly propose to withdraw or qualify (or modify or amend in a manner adverse to [Ares Capital]), the approval, adoption, recommendation or declaration of advisability by the Board of Directors of the Company of the Company Matters, including the recommendation of the Board of Directors of the Company (the "Company Recommendation") and (B) take any action or make any statement, filing or release, in connection with the Company Stockholders Meeting or otherwise, inconsistent with the Company Recommendation (any action described in clause (A) and (B) referred to collectively with any Takeover Approval as a "Company Adverse Recommendation Change").

52. Should the Company's Board make a Company Adverse Recommendation Change as described above, it still is far from finished with Ares. Instead, under Section 6.7(d) of the Merger Agreement:

> Upon any determination that a Takeover Proposal constitutes a Superior Proposal, the Company shall provide to {Ares Capital] a written notice (a "Notice of a Superior Proposal") (i) advising [Ares Capital] that the Board of Directors of the Company has received a Superior Proposal, (ii) specifying in reasonable detail the material terms and conditions of such Superior Proposal, including the amount per share that the stockholders of the Company will receive and including a copy of all written materials provided to or by the Company in connection with such Superior Proposal and (iii) identifying the Person making such Superior Proposal. The Company shall cooperate and negotiate in good faith with [Ares Capital] during the five calendar day period following the Notice of a Superior Proposal (it being understood that any amendment to the financial terms or any other material term of such Superior Proposal shall require a new notice and a new five calendar day period) to make such adjustments in the terms and conditions of this Agreement as would enable the Company to proceed with a Company Recommendation without a Company Adverse Recommendation Change. If [Ares Capital] does not make an offer that the Board of Directors of the Company determines in its reasonable good faith judgment . . . to be as favorable to the holders of the Company Common Stock (other than [Ares Capital] and its Affiliates), as such Superior Proposal, and the Company has complied in all material respects with Section 6.7(c) above, the Company may terminate this Agreement pursuant to Section 8.1(c)(iii).

53. Section 8.1(c)*(iii)* referenced above permits the Company to terminate the Merger Agreement for a superior proposal. If it does so, Section 8.2(a)(i) of the Merger Agreement contains a "Termination Fee" of $30 million that must be paid by Allied to Ares in order to effect the termination. This amount represents an onerous 4.63% of the total value of the Proposed Transaction and virtually assures the Merger Agreement will not be bettered, to the detriment of the Company's shareholders..

54. Individual Defendant Scheurer stated during the November 5, 2009, investor conference call that:

> Clearly, if somebody wanted to come in with a *much more attractive offer*, if you've looked at the agreement, we would have to consider it, but it would also incur a $30 million fee that would be paid to Ares.

(Emphasis added).

55. As admitted by Individual Defendant Scheurer, Allied's Board is precluded under the Merger Agreement from considering an offer that is merely better than Ares's. Instead, the offer must be "much more attractive." In light of the $30 million termination fee in the Merger Agreement, any superior proposal would have to be well in excess of this amount to be considered by the Board. The Board's forfeiture of its ability to consider proposals that are merely more beneficial to the Company's shareholders is a breach of the Individual Defendant's duties to maximize shareholder value.

56. The Proposed Transaction lacks any of the fundamental hallmarks of fairness. These acts, combined with other defensive measures the Company has in place, effectively preclude any other bidders who might be interested in paying more than Ares

for the Company, and has the effect of limiting the ability of the Company's stockholders to obtain the best price for their shares.

57. Individual Defendant Scheurer admitted at the November 5, 2009, investor conference call that reaction by the Company's shareholders to the Proposed Transaction has been mixed when he stated "I would say the response has been generally positive."

FIRST CAUSE OF ACTION

(Breach of Fiduciary Duty against the Individual Defendants)

58. Plaintiff repeats and re-alleges the preceding allegations as if fully set forth herein.

59. As members of the Company's Board of Directors, the Individual Defendants have fiduciary obligations to: (a) undertake an appropriate evaluation of Allied's net worth as a merger/acquisition candidate; (b) take all appropriate steps to enhance Allied's value and attractiveness as a merger/acquisition candidate; (c) act independently to protect the interests of the Company's public shareholders; (d) adequately ensure that no conflicts of interest exist between the Individual Defendants' own interests and their fiduciary obligations, and, if such conflicts exist, to ensure that all conflicts are resolved in the best interests of Allied's public shareholders; (e) actively evaluate the Proposed Transaction and engage in a meaningful auction with third parties in an attempt to obtain the best value on any sale of Allied; and (f) disclose all material information in soliciting shareholder approval of the Proposed Transaction.

60. The Individual Defendants have breached their fiduciary duties to Plaintiff and the Class.

61. As alleged herein, the Individual Defendants have initiated a process to sell Allied that undervalues the Company and vests them with benefits that are not shared equally by Allied's public shareholders. In addition, by agreeing to the Proposed Transaction, the Individual Defendants have capped the price of Allied at an amount that does not adequately reflect the Company's true value. The Individual Defendants also failed to sufficiently inform themselves of Allied's value, or disregarded the true value of the Company, in an effort to benefit themselves. Furthermore, any alternate acquirer will be faced with engaging in discussions with a management team and board that is committed to the Proposed Transaction and faces severe restrictions on its ability to negotiate and come to terms with any other entity..

62. As such, unless the Individual Defendants' conduct is enjoined by the Court, they will continue to breach their fiduciary duties to Plaintiff and the other members of the Class, and will further a process that inhibits the maximization of shareholder value.

63. Plaintiff and the members of the Class have no adequate remedy at law.

SECOND CAUSE OF ACTION

(Aiding and Abetting the Board's Breaches of Fiduciary Duty against Allied and Ares)

64. Plaintiff repeats and re-alleges the preceding allegations as if fully set forth herein.

65. Defendants Allied and Ares knowingly assisted the Individual Defendants' breaches of fiduciary duty in connection with the Proposed Transaction, which, without such aid, would not have occurred. In connection with discussions regarding the

Proposed Transaction, Allied provided, and Ares obtained, sensitive non-public information concerning Allied's operations and thus had unfair advantages which enabled it to acquire the Company at an unfair and inadequate price.

66. As a result of this conduct, Plaintiff and the other members of the Class have been and will be damaged in that they have been and will be prevented from obtaining a fair price for their Allied shares.

67. Plaintiff and the members of the Class have no adequate remedy at law.

WHEREFORE, Plaintiff prays for judgment and relief as follows:

A. Ordering that this action may be maintained as a class action and certifying Plaintiff as the Class representative;

B. Preliminarily and permanently enjoining Defendants and all persons acting in concert with them, from proceeding with, consummating, or closing the Proposed Transaction;

C. In the event Defendants consummate the Proposed Transaction, rescinding it and setting it aside or awarding rescissory damages to Plaintiff and the Class;

D. Directing Defendants to account to Plaintiff and the Class for their damages sustained because of the wrongs complained of herein;

E. Awarding Plaintiff the costs of this action, including reasonable allowance for Plaintiff's attorneys' and experts' fees; and

F. Granting such other and further relief as this Court may deem just and proper.

JURY TRIAL DEMAND

Pursuant to D.C. Super. Ct. R. Civ. P. 38, Plaintiff hereby demands a trial by jury on all issues so triable.

Dated: November 16, 2009

Respectfully submitted,

RIGRODSKY & LONG, P.A.

By: Marc Rigrodsky /sdc

Marc A. Rigrodsky , DC Bar #401169
Seth D. Rigrodsky
Brian D. Long
Timothy J. MacFall
919 N. Market Street, Suite 980
Wilmington, Delaware 19801
Tel: (302) 295-5310
Fax: (302) 654-7530

Attorneys for Plaintiff

PLAINTIFF CERTIFICATION

Montie L Wieuecke ("Plaintiff") hereby states that:

1. Plaintiff has reviewed the complaint against Allied Capital Corporation and others alleging violations of state law and has authorized the filing of the complaint on his/her behalf.

Executed this 11 day of Apr, 2009 in Post Falls, Id.
(City) (State)

Montie L Wieuecke
Signature

IN THE CIRCUIT COURT FOR BALTIMORE CITY, MARYLAND

HARVEY MINSK, 3010 Shenandoah Valley Road, Atlanta, GA 30345,

- and -

EDWARD TANSEY, 5316 53rd Avenue East, Apt. J-18, Bradenton, FL 34203,

- and -

ERIC VOLKMAN, 112 North Kings Road, Los Angeles, CA 90048,

- and -

OSCAR YOHAI, 25251 Fairway Dunes Court, Bonita Springs, FL 34135, On Behalf Of Themselves And On Behalf Of All Others Similarly Situated,

Plaintiffs,

v.

ALLIED CAPITAL CORPORATION, 1919 Pennsylvania Avenue, NW, Washington, DC, 20006
SERVE ON: The Prentice-Hall Corporation System, 7 Saint Paul Street, Suite 1660, Baltimore, MD 21202

- and -

WILLIAM L. WALTON, 7 Saint Paul Street, Suite 1660, Baltimore, MD 21202,

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JOHN M. SCHEURER, 7 Saint Paul Street, Suite 1660, Baltimore, MD 21202,

- and -

CASE No.

CIVIL DIVISION

CLASS ACTION COMPLAINT

DEMAND FOR JURY TRIAL

Case: 24-C-09-007439
CV File New $80.00
CV Addit Fee $5.00
Appear Fee $20.00
MLSC $25.00
TOTAL $130.00
Receipt #[illegible]
Cashier: MST CCRCX82
11/17/09 1:00pm

JOAN M. SWEENEY, 7 Saint Paul Street, Suite 1660, Baltimore, MD 21202,)

- and -

ROBERT E. LONG, 7 Saint Paul Street, Suite 1660, Baltimore, MD 21202,)

- and -

ANN TORRE BATES, 7 Saint Paul Street, Suite 1660, Baltimore, MD 21202,)

- and -

BROOKS H. BROWNE, 7 Saint Paul Street, Suite 1660, Baltimore, MD 21202,)

- and -

JOHN D. FIRESTONE, 7 Saint Paul Street, Suite 1660, Baltimore, MD 21202,)

- and -

ANTHONY T. GARCIA, 7 Saint Paul Street, Suite 1660, Baltimore, MD 21202,)

- and -

LAWRENCE I. HEBERT, 7 Saint Paul Street, Suite 1660, Baltimore, MD 21202,)

- and -

EDWARD J. MATHIAS, 7 Saint Paul Street, Suite 1660, Baltimore, MD 21202,)

- and -

ALEX J. POLLOCK, 7 Saint Paul Street, Suite 1660, Baltimore, MD 21202,)

- and -

MARC F. RACICOT, 7 Saint Paul Street, Suite 1660, Baltimore, MD 21202,

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LAURA W. VAN ROIJEN, 7 Saint Paul Street, Suite 1660, Baltimore, MD 21202,

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ARES CAPITAL CORPORATION, SERVE ON: The Corporation Trust Incorporated, 300 East Baltimore Street, Baltimore, MD, 21202,

- and -

ARCC ODYSSEY CORPORATION, SERVE ON: The Corporation Trust Incorporated, 300 East Baltimore Street, Baltimore, MD, 21202

Defendants.

Plaintiffs, by their undersigned attorneys, for their class action complaint against defendants, allege upon personal knowledge with respect to themselves, and upon information and belief based, *inter alia*, upon the investigation of counsel as to all other allegations herein, as follows:

NATURE OF THE ACTION

1. Plaintiffs bring this shareholder class action on behalf of themselves and all other public shareholders of Allied Capital Corporation ("Allied" or the "Company"), against the Company and its Board of Directors (the "Board" or "Individual Defendants"), arising out of a transaction in which Ares Capital Corporation ("Ares Capital"), and ARCC Odyssey Corporation ("ARCC Odyssey"), a wholly-owned

subsidiary of Ares Capital (collectively, "Ares"), will acquire each common share of Allied for $3.47 per share in stock, consisting of 0.325 Ares shares for each share of Allied common stock outstanding (the "Proposed Transaction"). Under the Proposed Transaction, Allied will be acquired by ARCC Odyssey and then become a wholly-owned subsidiary of Ares Capital. According to a press release issued jointly by Allied and Areas on October 26, 2009, the Proposed Transaction, which is subject to Allied Capital stockholder approval, is expected to close by the end of the first quarter of 2010.

2. In approving the Proposed Transaction, the Individual Defendants breached their fiduciary duties of loyalty, good faith, fair dealing, due care, and full and fair disclosure owed to Allied's shareholders by, *inter alia*, (i) agreeing to sell Allied without first taking steps to ensure that plaintiffs and the Class members (as defined below) would obtain adequate, fair, and maximum consideration under the circumstances; and (ii) engineering the Proposed Transaction to benefit themselves and/or Ares without regard for plaintiffs and the Class members. As alleged herein, Allied and Ares knowingly aided and abetted the Individual Defendants' breaches of fiduciary duty. Accordingly, this action seeks to enjoin the Proposed Transaction and compel the Individual Defendants to properly exercise their fiduciary duties to Allied's shareholders, or, alternatively, to rescind the Proposed Transaction in the event Defendants are able to consummate it.

THE PARTIES

3. Plaintiffs are and have been continuously throughout all times relevant hereto the owner of Allied common stock.

4. Allied is a Maryland corporation that maintains its principal executive offices at 1919 Pennsylvania Avenue, N.W., Washington, District of Columbia 20006. Allied is a business development company that invests long-term debt and equity capital in middle-market businesses nationwide. Founded in 1958 and operating as a public company since 1960, Allied has a diverse portfolio of investments in 92 companies across a variety of industries. The Company's shares trade on the NYSE under the ticker "ALD."

5. Defendant William L. Walton ("Walton") is and has been at all times relevant hereto a Director of the Company and Chairman of the Company's Board of Directors (the "Board"), and an executive officer of the Company. Mr. Walton has served as a director of the Company or one of its predecessors since 1986.

6. Defendant John M. Scheurer ("Scheurer") is and has been Chief Executive Officer and President of the Company at all times relevant hereto. Scheurer has served as a Director of the Company since 2009.

7. Defendant Joan M. Sweeney ("Sweeney") is and has been a Director of the Company at all times relevant hereto since 2004, and the Chief Operating Officer or Managing Director and Senior Advisor to the Chief Executive Officer of the Company at all times relevant hereto.

8. Defendant Robert E. Long ("Long") is and has been a Director of the Company or one of its predecessors at all times relevant hereto since 1972. Long is the father of Robert D. Long, an officer of the Company.

9. Defendant Ann Torre Bates ("Bates") is and has been a Director of the

Company at all times relevant hereto since 2003.

10. Defendant Brooks H. Browne ("Browne") is and has been a Director of the Company or one of its predecessors at all times relevant hereto since 1990.

11. Defendant John D. Firestone ("Firestone") is and has been a Director of the Company or one of its predecessors at all times relevant hereto since 1993.

12. Defendant Anthony T. Garcia ("Garcia") is and has been a Director of the Company or one of its predecessors at all times relevant hereto since 1991.

13. Defendant Lawrence I. Hebert ("Hebert") is and has been a Director of the Company at all times relevant hereto since 1989.

14. Defendant Edward J. Mathias ("Mathias") is and has been a Director of the Company at all times relevant hereto since 2008.

15. Defendant Alex J. Pollock ("Pollock") is and has been a Director of the Company at all times relevant hereto since 2003.

16. Defendant Marc F. Racicot ("Racicot") is and has been a Director of the Company at all times relevant hereto since 2005.

17. Defendant Laura W. Van Roijen ("Roijen") is and has been a Director of the Company or one of its predecessors at all times relevant hereto since 1992.

18. The Defendants identified in ¶¶ 5-17 are collectively referred to herein as the "Individual Defendants."

19. Defendant Ares Capital is a Maryland corporation that operates as a specialty finance company providing integrated debt and equity financing solutions to U.S. middle-market companies. Ares Capital invests primarily in first- and second-lien

loans and mezzanine debt, which in some cases includes an equity component. To a lesser extent, Ares Capital Corporation also makes equity investments. Ares Capital is externally managed by Ares Capital Management LLC, an affiliate of Ares Management LLC, an SEC registered investment advisor and alternative asset investment management firm with approximately $30 billion of committed capital under management. Ares Capital's shares trade on the NASDAQ under the ticker "ARCC."

20. Defendant ARCC Odyssey is a Maryland corporation and a wholly-owned subsidiary of Ares Capital.

21. By reason of their positions as officers and/or directors of the Company, the Individual Defendants are in a fiduciary relationship with plaintiffs and the other public shareholders of Allied, and owe plaintiffs and Allied's other public shareholders the highest obligations of loyalty, good faith, fair dealing, due care, and full and fair disclosure.

22. Each of the Individual Defendants at all relevant times had the power to control and direct Allied to engage in the misconduct alleged herein. The Individual Defendants' fiduciary obligations required them to act in the best interest of plaintiffs and all of Allied's public shareholders.

23. Each of the Individual Defendants owes fiduciary duties of loyalty, good faith, fair dealing, due care, and full and fair disclosure to plaintiffs and the other members of the Class, and are acting in concert with one another in violating their fiduciary duties as alleged herein, and, specifically, in connection with the Proposed Transaction.

CLASS ACTION ALLEGATIONS

24. Plaintiffs bring this action on their own behalf and as a class action, pursuant to Maryland Rule 2-231, on behalf of themselves and all other public shareholders of Allied (the "Class"). Excluded from the Class are Defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any Defendant.

25. This action is properly maintainable as a class action.

26. The Class is so numerous that joinder of all members is impracticable. As of November 5, 2009, there were 179,400,109 common shares of Allied outstanding, held by hundreds if not thousands of individuals and entities scattered throughout the country.

27. Questions of law and fact are common to the Class, including, among others:

a. Whether the Individual Defendants have breached their fiduciary duties owed to plaintiffs and the Class; and

b. Whether Defendants will irreparably harm plaintiffs and the other members of the Class if their conduct complained of herein continues.

28. Plaintiffs are committed to prosecuting this action and have retained competent counsel experienced in litigation of this nature. Plaintiffs' claims are typical of the claims of the other members of the Class, and plaintiffs have the same interests as the other members of the Class. Accordingly, plaintiffs are adequate representatives of the Class and will fairly and adequately protect the interests of the Class.

29. The prosecution of separate actions by individual members of the Class

would create the risk of inconsistent or varying adjudications with respect to individual members of the Class that would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class that would, as a practical matter, be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

30. Defendants have acted, or refused to act, on grounds generally applicable, and causing injury to the Class and, therefore, final injunctive relief on behalf of the Class as a whole is appropriate.

SUBSTANTIVE ALLEGATIONS

31. On August 10, 2009, Allied filed a Form 10-Q with the United States Securities and Exchange Commission ("SEC") in which the Company reported its financial results for the quarterly period ended June 30, 2009, including a net loss of $29.1 million, or $0.16 per share, compared with a net loss of $102.2 million, or $0.59 per share, for the same quarterly period in 2008.

32. During the Company's earnings conference call of August 10, 2009, the Company stated that its "plan this year will be to continue to selectively sell assets, further de-lever the company and reduce operating costs." The Company further reported, "[a]t June 30, 2009 we had cash and cash equivalents totaling $484 million as compared to $51 million at December 31, 2008." The Company further stated that "[w]hile the economic environment remains challenging, we're generally satisfied with the operating performance of the majority of our portfolio companies."

33. The Company also stated during the August 10, 2009 earnings conference

call that "[w]e have focused our efforts on a number of key investments to maintain or grow value for our shareholders as these businesses adapt and improve their performance. Our deal terms are intensely focused on this and we have firm-wide effort at realizing the potential for each investment." The Company added, "[h]elping portfolio companies through rough patches is part of our business and we have nearly 50 years of experience doing just that. Finally we believe there are potential opportunities to expand in Asset Management in areas such as middle market credit and commercial real estate. We continue to evaluate opportunities for this part of the business."

34. Also during the August 10, 2009 earnings conference call, the Company reported "sales and repayments generating $345.5 million in proceeds during the second quarter," and "[a]fter including the impact of this quarter's valuation effects and other changes, our portfolio at value was $2.6 billion as of June 30, 2009 and included 120 investments."

35. On November 6, 2009, Allied filed a Form 10-Q with the SEC in which it reported its financial results for the quarterly period ended September 30, 2009. Net loss for the period was $140.7 million or $0.79 per share, which included loss on extinguishment of debt of $117.5 million, or $0.66 per share. These figures were significantly better than the third quarter of 2008, during which the Company experienced a net loss of $318.3 million, or $1.78 per share.

36. The Company continued to focus its efforts on selling assets in its portfolio in order to generate capital to improve its liquidity and de-lever its balance sheet. During the three and nine months ended September 30, 2009, the company sold or

had repayments on portfolio investments that generated cash proceeds of $63.5 million and $650.8 million, respectively. As of September 30, 2009, the Company had cash and money market and other securities totaling $152.8 million as compared to $50.7 million on December 31, 2008.

37. On October 26, 2009, Allied and Ares issued a joint press release announcing the Proposed Transaction. The October 26 press release stated that the two companies have entered into a definitive agreement ("Merger Agreement") under which Ares will acquire Allied in an all stock transaction currently valued at $648 million, or approximately $3.47 per Allied share. According to the October 26 press release, the Proposed Transaction "meaningfully expands the breadth of Ares Capital's relationship network, particularly within the private equity community." In addition, "[t]he acquisition would also significantly strengthen Ares capital's middle-market asset management platform, Ivy Hill Asset Management, L.P. . . . [and] will result in a platform with approximately $5.6 billion in committed capital under management and investments in a significant number of portfolio companies." Further, "Ares Capital believes that the size and breadth of Ivy Hill's platform provides a robust source for new balance sheet investment opportunities and unique market insight."

38. On October 30, 2009, Allied filed Form 8-K with the SEC attaching as an exhibit the Merger Agreement that was announced on October 26, 2009. The Merger Agreement provides that each share of Allied common stock will be converted into and become exchangeable for 0.325 common shares of Ares, which will result in approximately 58.3 million Ares shares being exchanged for approximately 179.4 million

Allied shares. Following consummation of the merger, Ares stockholders will own approximately 65% of the combined company and Allied stockholders will own approximately 35%.

39. Following consummation of the Proposed Transaction, Ares' Board of Directors will continue as directors of Ares. However, Ares' Board of Directors will be increased by at least one member and Ares will submit the name of one member of Allied's current Board of Directors for consideration to Ares' Nominating and Governance Committee to fill the vacancy.

40. Despite its recent strong performance in the face of some of the worst economic conditions in nearly 70 years, the Individual Defendants have willingly entered into the Proposed Transaction to the detriment of Allied's shareholders.

41. The consideration to be paid to plaintiffs and the Class in the Proposed Transaction is unfair and grossly inadequate because, among other things, the intrinsic value of Allied is materially in excess of the amount offered in the Proposed Transaction, giving due consideration to the Company's anticipated operating results, net asset value, cash flow profitability, and established markets.

42. The October 26, 2009, press release claimed the $3.47 price per share offered by Ares "represents a 27.3% premium to Allied Capital's closing stock price on Friday, October 23, 2009." However, it represented a *discount* to Allied's closing price of $3.61 per share on October 26, 2009; to the $3.56 closing price on September 16, 2009; and to the Company's 52-week high of $7.87 per share on November 4, 2008. Since the Proposed Transaction was announced, the Company's shares have traded for as

much as $3.76 per share.

43. At an investor conference call held on November 5, 2009, analyst David Rothchild of Raymond James stated, without objection from the participants from Allied or Ares, that "the $3.47 price" is "48 percent under [Allied's] net asset value. That's the only thing I see wrong with the whole deal is that *it seems like the Board sold a little bit short on the price . . . It just seemed a little bit short of what the NAV was.*" (emphasis added).

44. Michael Arougheti, Ares' President, said at the November 5, 2009, investor conference call:

> Importantly, we expect that the transaction will be accretive to [Ares'] net asset value *and to our core earnings per share in the first year.* Since the transaction is expected to be accretive to core earnings per share, it should only strengthen our capability to pay dividends at our current level.
>
> *   *   *
>
> I think it's important to re-emphasize that this transaction is consistent with Ares' history and track record of being an opportunistic investor.

(Emphasis added).

45. The Proposed Transaction will deny Class members their right to share proportionately and equitably in the true value of the Company's ongoing and valuable business, as well as its future growth in profits and earnings, at a time when the Company is poised to return to profitability.

46. As a result, the Individual Defendants have breached the fiduciary duties they owe to the Company's public shareholders because the shareholders will not receive adequate or fair value for their Allied shares in the Proposed Transaction.

47. Moreover, to the detriment of Allied's shareholders, the terms of the Merger Agreement between Allied and Ares substantially favor Ares and are calculated to unreasonably dissuade potential suitors from making competing offers.

48. Section 6.7 of the Merger Agreement contains a "No Shop" provision that restricts Allied from considering alternative acquisition proposals by, *inter alia*, constraining Allied's ability to solicit or communicate with potential acquirers or consider their proposals. Section 6.7(a) of the Merger Agreement states, among other things:

> Prior to the Effective Time, subject to Section 6.7(c), the Company shall not . . . (i) directly or indirectly solicit, initiate, induce, knowingly encourage or take any other action with the intent to solicit, initiate, induce or encourage (including by way of furnishing or disclosing information) any inquiries or the making or submission or implementation of any proposal of offer (including any proposal or offer to its stockholders) with respect to any Takeover Proposal, (ii) enter into any agreement, arrangement, discussions or understanding with respect to any Takeover Proposal (including any letter of intent, agreement in principle, memorandum or understanding or confidentiality agreement) or enter into any Contract or understanding (including any letter of intent, agreement in principle, memorandum of understanding or confidentiality agreement) requirement it to abandon, terminate or fail to consummate, or that is intended to or that would reasonably be expected to result in the abandonment of, termination of or failure to consummate, the Merger or any other Transaction, (iii) initiate or participate in any way in any negotiations or discussions regarding, or furnish or disclose to any Person (other than [Ares Capital] or its Affiliates or Representatives) any information with respect to, or take any other action to facilitate or in furtherance of any inquiries or the making of any proposal that constitutes, or would reasonably be expected to lead to, any Takeover Proposal, or (iv) grant any approval pursuant to any Takeover Statute to any Person (other than [Ares Capital] or its Affiliates) or transaction (other than the Transactions) or waiver or release under any standstill or any similar agreement with respect to equity securities of the Company.

49. Section 6.7(b) of the Merger Agreement goes on to state that Allied must

notify Ares:

> in writing of any request for information or any Takeover Proposal and the terms and conditions of such request, Takeover Proposal or inquiry (including the identity of the Person (or group of Persons) making such request, Takeover Proposal or inquiry) and the Company shall promptly provide to [Ares Capital] copies of any written materials received by the Company in connection with any of the foregoing, and the identity of the Person (or group of Persons) making any such request, Takeover Proposal or inquiry or with whom any discussions or negotiations are taking place. The Company agrees that it shall keep [Ares Capital] informed on a reasonably current basis of the status and the material terms and conditions (including amendments or proposed amendments) of any such request, Takeover Proposal or inquiry and keep [Ares Capital] informed on a reasonably current basis of any information requested of or provided by the Company and as to the status of all discussions or negotiations with respect to any such request, Takeover Proposal or inquiry.

50. Section 6.7(c) of the Merger Agreement states that if the Company receives a bona fide unsolicited Takeover Proposal which constitutes or is reasonably likely to result in a Superior Proposal, the Board determines that failure to consider such Takeover Proposal would be a breach of the duties of the directors of the Company under applicable law, and the Company gives Ares Capital at least two business days prior written notice of the identity of the Person making such Takeover Proposal, the terms and conditions of such Takeover Proposal and the Company's intention to furnish information to, or participate in discussions or negotiations with, the Person making such Takeover Proposal then, subject to compliance with this Section, Allied may:

> (i) engage in negotiations or discussions with such Person who has made the unsolicited bona fide Takeover Proposal and provide information in response to a request therefor by a Person who has made such Takeover Proposal if the Company (A) receives from such Person an executed confidentiality agreement with terms (including standstill) no less favorable to the Company than those contained in the Confidentiality Agreement (except for such changes specifically necessary for the Company to comply with its obligations under this Agreement) and

(B) provides [Ares Capital] a copy of all such information that has not previously been delivered to [Ares Capital] simultaneously with delivery to such Person, and

(ii) after fulfilling its obligations under Section 6.7(d) below, adopt, approve or recommend, or publicly propose to adopt, approve or recommend, including entering into an agreement with respect thereto, a Takeover Proposal (a "Takeover Approval").

If on or after the date of this Agreement and at any time prior to the Company Stockholders Meeting, the Board of Directors of the Company shall have determined in good faith . . . that recommendation of the Company Matters to the Company's stockholders would be a breach of the duties of the directors of the Company under applicable Law, the Company may (A) withdraw or qualify (or modify or amend in a manner adverse to [Ares Capital]), or publicly propose to withdraw or qualify (or modify or amend in a manner adverse to [Ares Capital]), the approval, adoption, recommendation or declaration of advisability by the Board of Directors of the Company of the Company Matters, including the recommendation of the Board of Directors of the Company (the "Company Recommendation") and (B) take any action or make any statement, filing or release, in connection with the Company Stockholders Meeting or otherwise, inconsistent with the Company Recommendation (any action described in clause (A) and (B) referred to collectively with any Takeover Approval as a "Company Adverse Recommendation Change").

51. Should the Company's Board make a Company Adverse Recommendation Change as described above, it still is far from finished with Ares. Instead, under Section 6.7(d) of the Merger Agreement:

Upon any determination that a Takeover Proposal constitutes a Superior Proposal, the Company shall provide to {Ares Capital] a written notice (a "Notice of a Superior Proposal") (i) advising [Ares Capital] that the Board of Directors of the Company has received a Superior Proposal, (ii) specifying in reasonable detail the material terms and conditions of such Superior Proposal, including the amount per share that the stockholders of the Company will receive and including a copy of all written materials provided to or by the Company in connection with such Superior Proposal and (iii) identifying the Person making such Superior Proposal. The Company shall cooperate and negotiate in good faith with [Ares Capital] during the five calendar day period following the Notice of a Superior Proposal (it being understood that any amendment to the financial terms or any other material term of such Superior Proposal shall require a new notice and a new five calendar day period) to make such adjustments in the terms and conditions of this Agreement as would enable the Company to proceed with a Company Recommendation without a Company Adverse Recommendation Change. If [Ares Capital] does not make an offer that the Board of Directors of the Company determines in its reasonable good faith judgment . . . to be as favorable to the holders of the Company Common Stock (other than [Ares Capital] and its Affiliates), as such Superior Proposal, and the Company has complied in all material respects with Section 6.7(c) above, the Company may terminate this Agreement pursuant to Section 8.1(c)(iii).

52. Section 8.1(c)(iii) referenced above permits the Company to terminate the Merger Agreement for a superior proposal. If it does so, Section 8.2(a)(i) of the Merger Agreement contains a "Termination Fee" of $30 million that must be paid by Allied to Ares in order to effect the termination. This amount represents an onerous 4.63% of the total value of the Proposed Transaction and virtually assures the Merger Agreement will not be bettered, to the detriment of the Company's shareholders..

53. Individual Defendant Scheurer stated during the November 5, 2009, investor conference call that:

> Clearly, if somebody wanted to come in with a *much more attractive offer*, if you've looked at the agreement, we would have to consider it, but it would also incur a $30 million fee that would be paid to Ares.

(Emphasis added).

54. The Proposed Transaction lacks any of the fundamental hallmarks of fairness. These acts, combined with other defensive measures the Company has in place, effectively preclude any other bidders who might be interested in paying more than Ares for the Company, and has the effect of limiting the ability of the Company's stockholders to obtain the best price for their shares.

FIRST CAUSE OF ACTION

(Breach of Fiduciary Duty against the Individual Defendants)

55. Plaintiffs repeat and re-allege the preceding allegations as if fully set forth herein.

56. As members of the Company's Board of Directors, the Individual Defendants have fiduciary obligations to: (a) undertake an appropriate evaluation of Allied's net worth as a merger/acquisition candidate; (b) take all appropriate steps to enhance Allied's value and attractiveness as a merger/acquisition candidate; (c) act independently to protect the interests of the Company's public shareholders; (d) adequately ensure that no conflicts of interest exist between the Individual Defendants' own interests and their fiduciary obligations, and, if such conflicts exist, to ensure that all conflicts are resolved in the best interests of Allied's public shareholders; (e) actively evaluate the Proposed Transaction and engage in a meaningful auction with third parties in an attempt to obtain the best value on any sale of Allied; and (f) disclose all material information in soliciting shareholder approval of the Proposed Transaction.

57. The Individual Defendants have breached their fiduciary duties to plaintiffs and the Class.

58. As alleged herein, the Individual Defendants have initiated a process to sell Allied that undervalues the Company and vests them with benefits that are not shared equally by Allied's public shareholders. In addition, by agreeing to the Proposed Transaction, the Individual Defendants have capped the price of Allied at an amount that does not adequately reflect the Company's true value. The Individual Defendants also

failed to sufficiently inform themselves of Allied's value, or disregarded the true value of the Company, in an effort to benefit themselves. Furthermore, any alternate acquirer will be faced with engaging in discussions with a management team and board that is committed to the Proposed Transaction and faces severe restrictions on its ability to negotiate and come to terms with any other entity.

59. As such, unless the Individual Defendants' conduct is enjoined by the Court, they will continue to breach their fiduciary duties to plaintiffs and the other members of the Class, and will further a process that inhibits the maximization of shareholder value.

60. Plaintiffs and the members of the Class have no adequate remedy at law.

SECOND CAUSE OF ACTION

(Aiding and Abetting the Board's Breaches of Fiduciary Duty against Allied and Ares)

61. Plaintiffs repeat and re-allege the preceding allegations as if fully set forth herein.

62. Defendants Allied and Ares knowingly assisted the Individual Defendants' breaches of fiduciary duty in connection with the Proposed Transaction, which, without such aid, would not have occurred. In connection with discussions regarding the Proposed Transaction, Allied provided, and Ares obtained, sensitive non-public information concerning Allied's operations and thus had unfair advantages which enabled it to acquire the Company at an unfair and inadequate price.

63. As a result of this conduct, plaintiffs and the other members of the Class have been and will be damaged in that they have been and will be prevented from

obtaining a fair price for their Allied shares.

64. Plaintiffs and the members of the Class have no adequate remedy at law.

WHEREFORE, plaintiffs pray for judgment and relief as follows:

A. Ordering that this action may be maintained as a class action and certifying plaintiffs as the Class representatives;

B. Preliminarily and permanently enjoining defendants and all persons acting in concert with them, from proceeding with, consummating, or closing the Proposed Transaction;

C. In the event defendants consummate the Proposed Transaction, rescinding it and setting it aside or awarding rescissory damages to plaintiffs and the Class;

D. Directing defendants to account to plaintiffs and the Class for their damages sustained because of the wrongs complained of herein;

E. Awarding plaintiffs the costs of this action, including reasonable allowance for plaintiffs' attorneys' and experts' fees; and

F. Granting such other and further relief as this Court may deem just and proper.

Dated: November 17, 2009

Respectfully submitted,

Thomas J. Minton
GOLDMAN & MINTON, P.C.
20 South Charles Street, Suite 1201
Baltimore, MD 21201
Telephone: (410) 783-7575
Facsimile: (410) 783-1711

Liaison Counsel for Plaintiffs

OF COUNSEL:

STULL, STULL & BRODY
Aaron Brody
6 East 45th Street
New York, New York 10017
Tel: (212) 687-7230
Fax: (212) 490-2022

WEISS & LURIE
Joseph H. Weiss
551 Fifth Avenue
New York, New York 10176
Tel: (212) 682-3025
Fax: (212) 682-3010

DEMAND FOR JURY TRIAL

Pursuant to Maryland Rule 2-325(a), plaintiffs hereby demand a trial by jury on all issues so triable.

Respectfully submitted,

Thomas J. Minton
GOLDMAN & MINTON, P.C.
20 South Charles Street, Suite 1201
Baltimore, MD 21201
Telephone: (410) 783-7575
Facsimile: (410) 783-1711

Liaison Counsel for Plaintiffs

IN THE CIRCUIT COURT FOR BALTIMORE CITY

LAWRENCE BEZIRDJIAN, On Behalf of Himself and All Others Similarly Situated, 3455 Wilkens Avenue, Suite 100 Baltimore, MD 21229 Plaintiff, v. WILLIAM WALTON, JOHN FIRESTONE, ANTHONY GARCIA, LAWRENCE HEBERT, LAURA VAN ROIJEN, BROOKS BROWNE, ALEX POLLOCK, MARC RACICOT, ANN BATES, EDWARD MATHIAS, ROBERT LONG, JOAN SWEENEY, and ALLIED CAPITAL CORPORATION, 1919 Pennsylvania Ave, N.W. Washington, DC 20006 ARES CAPITAL CORPORATION and ARCC ODESSEY CORPORATION 280 Park Avenue, 22nd Floor, Building East, New York, NY 10017 Defendants.	Case No. ______________ JURY TRIAL DEMANDED

CIVIL DIVISION

Case: 24-C-09-007383
CV File New
$80.00
Arrear Fee
$20.00
NLSC
$25.00
TOTAL $125.00

COMMENT:
LAWRENCE BEZIRDJIAN VS
WILLIAM WALTON, ETAL

Receipt #200900030344
Cashier: TB CCBCX32
11/16/09 3:10pm

CLASS ACTION COMPLAINT

Plaintiff, by his undersigned attorneys, alleges upon personal knowledge with respect to himself, and upon information and belief based, *inter alia*, upon the investigation of counsel as to all other allegations herein, as follows:

1. Plaintiff brings this shareholder class action on behalf of himself and all other public shareholders of Allied Capital Corporation ("Allied" or the "Company") against the Company and its board of directors (the "Board" or "Individual Defendants"), arising out of a transaction in which Defendants Ares Capital Corporation and ARCC Odyssey Corporation (collectively "Ares") will acquire Allied by means of an unfair process and for an unfair price of 0.325 Ares shares for every Allied share which, based on the $10.69 per share closing price of Ares stock on October 23, 2009, the last trading day prior to the announcement, values Allied at approximately $3.47 per share for a total transaction value of approximately $648 million (the "Proposed Transaction").

PARTIES

2. Plaintiff is, and has been at all relevant times, the owner of shares of common stock of Allied.

3. Allied is a corporation organized and existing under the laws of the State of Maryland. It maintains its principal corporate offices at 1919 Pennsylvania Avenue, N.W., Washington, District of Columbia, and is a private equity firm specializing in investments in small and middle market companies. The Company generally invests in buyouts, acquisitions, recapitalizations, note purchases, mezzanine, growth capital and middle market equity, and debt investments. It provides debt financing in the form of first lien senior loans; junior debt including second lien loans, subordinated debt, and mezzanine debt; and unitranche loans. The Company prefers to invest in business services, financial services, consumer products, healthcare services, energy services, industrial products, retail, and consumer services sectors. It seeks to invest in private companies based in the United States. The Company seeks to invest between $10 million and $150 million in debt transactions. It provides equity capital, typically in conjunction with a

debt investment for management buyouts of companies with enterprise value between $50 million and $500 million. The Company seeks control and non-control equity stakes in the portfolio companies.

4. Defendant William Walton ("Walton") has been the Chairman of the Board of the Company since 2009.

5. Defendant John Firestone ("Firestone") has been a director of the Company since 1993.

6. Defendant Anthony Garcia ("Garcia") has been a director of the Company since 1991.

7. Defendant Lawrence Hebert ("Hebert") has been a director of the Company since 1989.

8. Defendant Laura Van Roijen ("Roijen") has been a director of the Company since 1992.

9. Defendant Brooks Browne ("Browne") has been a director of the Company since 1990.

10. Defendant Alex Pollock ("Pollock") has been a director of the Company since 2003.

11. Defendant Marc Racicot ("Racicot") has been a director of the Company since 2005.

12. Defendant Ann Bates ("Bates") has been a director of the Company since 2003.

13. Defendant Edward Mathias ("Mathias") has been a director of the Company since 2008.

14. Defendant Robert Long ("Long") has been a director of the Company since 1972.

15. Defendant Joan Sweeney ("Sweeney") has been Chief Operating Officer and a director of the Company since 2004.

16. The Defendants identified in ¶¶4-15 are collectively referred to as the "Individual Defendants." By reason of their positions as officers and/or directors of the Company, the Individual Defendants are in a fiduciary relationship with Plaintiff and the other public shareholders of Allied, and owe Plaintiff and Allied's other shareholders the highest obligations of loyalty, good faith, fair dealing, due care, and full and fair disclosure.

17. Defendant Ares Capital Corporation is a Maryland corporation with its headquarters located at 280 Park Avenue, 22nd Floor, Building East, New York, NY. The firm specializes in acquisition, recapitalization, and leveraged buyout transactions of middle market companies.

18. Defendant ARCC Odyssey Corp. is a Maryland corporation wholly owned by Ares Capital Corporation and created for the purposes of effectuating the Proposed Transaction.

JURISDICTION AND VENUE

19. The damages suffered and sought to be recovered by Plaintiff and the Class are in excess of the jurisdictional minimum of this Court. The exact amount of damages suffered by the Plaintiff and the Class cannot be precisely determined at this point.

20. This Court has jurisdiction over Defendants because Defendant Allied is incorporated in the State of Maryland, and thus, Maryland law will apply. Maryland courts are best suited to interpret Maryland law. Therefore, the exercise of jurisdiction by the Maryland courts is permissible under traditional notions of fair play and substantial justice.

21. The above-entitled Court is the most appropriate venue for litigation of the issues raised herein because of the location of witnesses and documents related to the matters alleged herein.

THE INDIVIDUAL DEFENDANTS' FIDUCIARY DUTIES

22. By reason of the Individual Defendants' positions with the Company as officers and/or directors, they are in a fiduciary relationship with Plaintiff, the Company, and the public shareholders of Allied and owe them the duty of highest good faith, fair dealing, loyalty and full, candid and adequate disclosure.

23. In accordance with their duties of loyalty and good faith, the Individual Defendants, as Directors and/or officers of Allied, are obligated to refrain from: (a) participating in any transaction where the directors or officers' loyalties are divided; (b) participating in any transaction where the directors or officers receive, or are entitled to receive, a personal financial benefit not equally shared by the public shareholders of the corporation; and/or (c) unjustly enriching themselves at the expense or to the detriment of the Company and its public shareholders.

24. Plaintiff allege herein that the Individual Defendants, separately and together, in connection with the Proposed Transaction are knowingly or recklessly violating their fiduciary duties, including their duties of loyalty, good faith and independence owed to the Company, or are aiding and abetting others in violating those duties.

25. The Individual Defendants also owe the Company's shareholders a duty of candor, which includes the disclosure of all material facts concerning the Proposed Transaction and, particularly, the fairness of the price offered for the stockholders' equity interest. The Individual Defendants are knowingly or recklessly breaching their fiduciary duties of candor by

failing to disclose all material information concerning the Proposed Transaction, and/or aiding and abetting other Defendants' breaches.

AIDING AND ABETTING AND CONCERTED ACTION

26. In addition to the wrongful conduct herein alleged as giving rise to primary liability, the Defendants further aided and abetted and/or assisted each other in breach of their respective duties as herein alleged.

27. During all relevant times hereto, the Defendants, and each of them, initiated a course of conduct which was designed to and did: (i) permit Ares to attempt to eliminate the public shareholders' equity interest in Allied pursuant to a defective sales process, and (ii) permit Ares to buy the Company for an unfair price. In furtherance of this plan and course of conduct, Defendants, and each of them, took the actions as set forth herein.

28. Each of the Defendants herein aided and abetted and rendered substantial assistance in the wrongs complained of herein. In taking such actions, as particularized herein, to substantially assist the commission of the wrongdoing complained of, each Defendant acted with knowledge of the primary wrongdoing, substantially assisted the accomplishment of that wrongdoing, and was aware of his or her overall contribution to, and furtherance of, the wrongdoing. The Defendants' acts of aiding and abetting included, *inter alia*, the acts each of them are alleged to have committed in furtherance of the common enterprise and common course of conduct complained of herein.

CLASS ACTION ALLEGATIONS

29. Plaintiff brings this action on his own behalf and as a class action on behalf of all owners of Allied common stock and their successors in interest, except Defendants and their affiliates (the "Class"). This action is properly maintainable as a class action because:

a. The Class is so numerous that joinder of all members is impracticable. As of October 27, 2009, there were over 179.10 million shares of the Company's shares outstanding;

b. There are questions of law and fact which are common to the Class including the following: (1) have the Individual Defendants breached their fiduciary duties owed by them to Plaintiff and the others members of the Class; (2) are the Individual Defendants, in connection with the Proposed Transaction by Ares, pursuing a course of conduct that is in violation of their fiduciary duties; (3) have the Individual Defendants misrepresented and omitted material facts in violation of their fiduciary duties owed by them to Plaintiff and the other members of the Class; (4) have Allied and Ares aided and abetted the Individual Defendants' breaches of fiduciary duty; (5) and is the Class entitled to injunctive relief or damages as a result of Defendants' wrongful conduct.

c. Plaintiff's claims are typical of the claims of the other members of the Class and Plaintiff does not have any interests adverse to the Class;

d. Plaintiff is an adequate representative of the Class, has retained competent counsel experienced in litigation of this nature, and will fairly and adequately protect the interests of the Class;

e. The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for the party opposing the Class;

f. Conflicting adjudications for individual members of the Class might as a practical matter be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

g. Plaintiff anticipates that there will be no difficulty in the management of this litigation. A class action is superior to other available methods for the fair and efficient adjudication of this controversy.

SUBSTANTIVE ALLEGATIONS

30. In a press release dated October 26, 2009, the Company announced that it had entered into a merger agreement with Ares, stating:

> New York, NY-October 26, 2009-Ares Capital Corporation (NASDAQ: ARCC) and Allied Capital Corporation (NYSE: ALD) announced today that they have entered into a definitive agreement under which Ares Capital will acquire Allied Capital in an all stock transaction currently valued at $648 million, or approximately $3.47 per Allied Capital share. This represents a 27.3% premium to Allied Capital's closing stock price on Friday, October 23, 2009. The Boards of Directors of both companies have each unanimously approved the transaction.
>
> Under the terms of the transaction, Allied Capital stockholders will receive 0.325 Ares Capital shares for each Allied Capital share, resulting in approximately 58.3 million Ares Capital shares being issued in exchange for the approximately 179.4 million outstanding Allied Capital shares. Following the transaction, Ares Capital stockholders will own approximately 65% of the combined company and Allied Capital stockholders will own approximately 35%. The combined company will remain externally managed by Ares Capital Management LLC, an affiliate of Ares Management LLC and will remain headquartered in New York. Bennett Rosenthal, Michael Arougheti and Richard Davis will remain in their current roles as Ares Capital's Chairman, President and Chief Financial Officer, respectively. It is expected that one member of Allied Capital's Board will be nominated to serve on Ares Capital's Board.
>
> Consummation of the acquisition is subject to Allied Capital stockholder approval, Ares Capital stockholder approval, customary regulatory approvals, certain Ares Capital and Allied Capital lender consents and other closing conditions. The transaction is expected to close by the end of the first quarter of 2010.

31. On October 30, 2009, the Company filed a Form 8-K with the United States Securities and Exchange Commission ("SEC") where it disclosed the operating Agreement and Plan of Merger for the Proposed Transaction (the "Merger Agreement"). The announcement and filings reveal that the Proposed Transaction is the product of a flawed sales process and is being consummated at an unfair price.

32. In the few months prior to the Proposed Transaction, Allied stock had been trading well in excess of the $3.47 value that the Proposed Transaction consideration was based upon. In fact, as recently as August 3, 2009, Allied's stock traded at $4.10 per share, and it traded as high as $7.87 in November 2008. Moreover the Company has a book value of approximately $7.49 per share. In addition, Wall Street analysts have set a mean price target for Allied Capital stock at $3.75 per share with at least one analyst setting a $4.50 price target.

33. In addition, the average price of Ares stock for the six-month period prior to the announcement is approximately $8.77 which would imply a share value for Allied of only $2.85 per share.

34. Thus, the consideration Allied shareholders are to receive is inadequate.

35. In addition, as part of the Merger Agreement, Defendants agreed to certain onerous and preclusive deal protection devices that operate conjunctively to make the Proposed Transaction a *fait d'accompli* and ensure that no competing offers will emerge for the Company.

36. First, the Merger Agreement contains a strict "no shop" provision prohibiting the members of the Allied Board from soliciting proposals relating to alternative tender offers or business combinations which may increase shareholder value. The Merger Agreement also includes a strict "standstill" provision which prohibits, except under extremely limited circumstances, the Defendants from even engaging in discussions or negotiations relating to

alternative business combinations. In addition to the "no shop" and "standstill" provisions, the Merger Agreement includes a $30 million termination fee should the Board choose to accept a superior deal. The termination fee in combination with the preclusive deal protection devices will all but ensure that no competing offer will be forthcoming.

37. Section 6.7(c) of the Merger Agreement severely restricts the Board's ability to enter into discussions and negotiations involving a competing unsolicited bid requiring the Board to (i) determine after consulting with the Company's outside legal counsel and financial advisors that the competing bid would reasonably be expected to result in a superior proposal; (ii) determine that the failure to take such action would violate its fiduciary duties; (iii) give Ares notice to the effect that the Company entering into discussions or negotiations with another bidder; (iv) receives from the bidder an executed confidentiality agreement; and (v) provide to Ares copies of any information provided to the other party that Ares does not already have.

38. Further, Section 6.7(d) provides a very limited exception under which the Board may recommend an alternative acquisition proposal, requiring the Board to (i) provide Ares with written notice that the Company has received a superior proposal, specifying the material terms and conditions of the superior proposal and the identify the bidder making such a superior proposal, (ii) provide Ares with a five (5) calendar day period during which the Ares may propose a modification to the Merger Agreement for the purpose of causing the alternative acquisition proposal to no longer be a superior proposal. These provisions further discourage bidders from making a competing bid for the Company.

39. Thus, even if the Allied Board receives an intervening bid that appeared to be superior to Ares's offer, it is precluded from even entering into discussions and negotiations unless they first reasonably determine in good faith that the alternative proposal is "superior."

Consequently, this provision prevents the Allied Board from exercising their fiduciary duties and precludes an investigation into competing proposals unless, as a prerequisite, the majority of the Allied Board first determines that the proposal is superior.

40. In addition to the unreasonably high standard that must be met for the Board to even consider a competing bid, the fact that the Company must also give Ares an opportunity to match the terms of any competing bid essentially ensures that no potential bidder will waste time and resources to make a competing bid that Ares can simply match.

41. Accordingly, Plaintiff seeks injunctive and other equitable relief to prevent the irreparable injury that Company shareholders will continue to suffer absent judicial intervention.

COUNT I

BREACH OF DUTY
AGAINST THE INDIVIDUAL DEFENDANTS

42. Plaintiff repeats and realleges the previous allegations as if fully set forth herein.

43. As Directors of Allied, the Individual Defendants stand in a fiduciary relationship to Plaintiff and the other public stockholders of the Company and owe them the highest fiduciary obligations of loyalty and care.

44. As discussed herein, the Individual Defendants have breached their fiduciary duties to Allied stockholders by failing to engage in an honest and fair sale process.

45. As a result of the Individual Defendants' breaches of their fiduciary duties, Plaintiff and the Class will suffer irreparable injury in that they have not and will not receive their fair portion of the value of Allied's assets.

46. Unless enjoined by this Court, the Individual Defendants will continue to breach their fiduciary duties owed to Plaintiff and the Class, and may consummate the Proposed Transaction, to the irreparable harm of the Class.

47. Plaintiff and the Class have no adequate remedy at law.

COUNT II

AIDING AND ABETTING BREACH OF DUTY AGAINST ARES

48. Plaintiff repeat all previous allegations as if set forth in full herein.

49. As alleged in more detail above, Ares is well aware that the Individual Defendants have breached their fiduciary duties. Defendants Ares aided and abetted the Individual Defendants' breaches of fiduciary duties.

50. As a result, Allied, Plaintiff and the Class are being harmed.

51. Plaintiff and the Class have no adequate remedy at law.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff, on behalf of himself and on behalf of the Class, prays that the Court provide relief, including:

A. Declaring this action to be a proper class action and certifying Plaintiff as a class representative and Plaintiff's counsel as class counsel;

B. enjoining, preliminarily and permanently, the Proposed Transaction;

C. in the event that the transaction is consummated prior to the entry of this Court's final judgment, rescinding it or awarding Plaintiff and the Class rescissory damages;

D. directing that Defendants account to Plaintiff and the other members of the Class for all damages caused by them and account for all profits and any special benefits obtained as a result of their breaches of their fiduciary duties;

E. awarding Plaintiff the costs of this action, including a reasonable allowance for the fees and expenses of Plaintiff attorneys and experts; and

F. granting Plaintiff and the other members of the Class such further relief as the Court deems just and proper.

DEMAND FOR JURY TRIAL

Pursuant to Maryland Rule 2-325(a), Plaintiff hereby demands a trial by jury on all issues so triable.

Dated : November 13, 2009

BROWER PIVEN,
A Professional Corporation

By: ____________________
Charles J. Piven
Yelena Trepetin
The World Trade Center-Baltimore
401 East Pratt Street, Suite 2525
Baltimore, Maryland 21202
T: 410-332-0030
F: 410-685-1300